Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED NOVEMBER 17, 2025
TO THE PROSPECTUS DATED APRIL 18, 2025
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 18, 2025, as supplemented by Supplement No. 1 dated May 15, 2025, Supplement No. 2 dated June 16, 2025, Supplement No. 3 dated July 15, 2025, Supplement No. 4 dated August 15, 2025, Supplement No. 5 dated September 15, 2025 and Supplement No. 6 dated October 15, 2025 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of December 1, 2025;
•to disclose the calculation of our October 31, 2025 net asset value (“NAV”) per share/unit for all share/unit classes;
•to provide an update on the current public offering;
•to update the “Experts” section of the Prospectus; and
•to include our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.
December 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2025 (and repurchases, if applicable, as of November 30, 2025) is as follows:

Transaction Price (per share)
Class T	$10.83
Class S	$10.83
Class D	$10.83
Class I	$10.83
Class A-I	$10.68
Class A-II	$10.67
As of October 31, 2025, we had not sold any Class T, Class S or Class D common shares. The transaction price for each of our Class T, Class S and Class D common shares is based on the NAV per share for our Class I common shares as of October 31, 2025. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
October 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the

Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of October 31, 2025 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of October 31, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of October 31, 2025 ($ and shares/units in thousands):

Components of NAV	October 31, 2025
Investments in real estate at fair value	$413,800
Cash and cash equivalents	60,187
Restricted cash	5,596
Other assets	1,550
Mortgage notes at fair value, net of deferred financing costs	(194,760)
Other liabilities	(2,764)
Management fee payable	(35)
Accrued performance participation allocation	(425)
Preferred stock	(227)
Net asset value	$282,922
Number of outstanding shares/units	25,084
The following table sets forth our total NAV and NAV per share/unit by class as of October 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$5,282	$29,371	$22,616	$1,134	$224,519	$282,922
Number of outstanding shares/units	488	2,749	2,120	99	19,628	25,084
NAV per share/unit as of October 31, 2025	$10.83	$10.68	$10.67	$11.44	$11.44
The valuation of our investments in real estate as of October 31, 2025 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.45%	5.93%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.93%
(weighted average)	0.25% increase	(1.91)%
Exit Capitalization Rate	0.25% decrease	2.59%
(weighted average)	0.25% increase	(2.37)%
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of September 30, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares/units in thousands):

Components of NAV	September 30, 2025
Investments in real estate at fair value	$411,800
Cash and cash equivalents	57,969
Restricted cash	5,596
Other assets	1,091
Mortgage notes at fair value, net of deferred financing costs	(194,756)
Other liabilities	(3,416)
Management fee payable	(33)
Accrued performance participation allocation	(344)
Preferred stock	(226)
Net asset value	$277,681
Number of outstanding shares/units	24,795
The following table sets forth our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$5,039	$29,086	$19,735	$1,123	$222,698	$277,681
Number of outstanding shares/units	468	2,739	1,861	99	19,628	24,795
NAV per share/unit as of September 30, 2025	$10.77	$10.62	$10.60	$11.35	$11.35
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 505,761.30 Class I shares in the primary offering for gross offering proceeds of approximately $5,318,258 and 9,155.56 Class I shares pursuant to our distribution reinvestment plan for a total value of approximately $97,458. As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,994,584,284 in shares remain available for sale pursuant to this offering, including up to $999,902,542 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Experts
The statements included in this Supplement under the section titled “October 31, 2025 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
Quarterly Report for the Quarterly Period Ended September 30, 2025
On November 13, 2025, we filed with the SEC our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, a copy of which is attached to this Supplement as Appendix A (without exhibits).

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number: 333-273163

EQT Exeter Real Estate Income Trust, Inc.
(Exact name of Registrant as specified in its charter)

Maryland	88-4108741
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Five Radnor Corporate Center 100 Matsonford Road, Suite 250 Radnor, Pennsylvania 19087 (Address of principal executive offices) (Zip Code)

(610) 828-3200
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of November 13, 2025, the registrant had the following shares of common stock outstanding: 511,150 shares of Class I common stock, 2,759,066 shares of Class A-I common stock, 2,384,676 shares of Class A-II common stock, and 133,949 shares of Class E common stock. There were no shares of Class T common stock, Class S common stock and Class D common stock outstanding.

TABLE OF CONTENTS

PART I.	FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS
	Consolidated Balance Sheets as of September 30, 2025 (unaudited) and December 31, 2024	1
	Consolidated Statements of Operations (unaudited) for the Three and Nine Months Ended September 30, 2025 and 2024	2
	Consolidated Statements of Changes in Equity (Deficit) and Redeemable Non-Controlling Interest (unaudited) for the Three and Nine Months Ended September 30, 2025 and 2024	3
	Consolidated Statements of Cash Flows (unaudited) for the Nine Months Ended September 30, 2025 and 2024	5
	Notes to Consolidated Financial Statements (unaudited)	6

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50

ITEM 4.	CONTROLS AND PROCEDURES	51

PART II.	OTHER INFORMATION
ITEM 1.	LEGAL PROCEEDINGS	51
ITEM 1A.	RISK FACTORS	52
ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	52
ITEM 3.	DEFAULTS UPON SENIOR SECURITIES	54
ITEM 4.	MINE SAFETY DISCLOSURES	54
ITEM 5.	OTHER INFORMATION	55
ITEM 6.	EXHIBITS	55

SIGNATURES		56

PART I. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
EQT Exeter Real Estate Income Trust, Inc.
Consolidated Balance Sheets
(in thousands - except share data)

	September 30, 2025 (unaudited)	December 31, 2024
Assets
Investments in real estate, net	$430,060	$430,717
Cash and cash equivalents	57,969	19,555
Restricted cash	5,596	12,903
Real estate related intangibles, net	33,083	35,696
Other assets	7,873	5,065
Total Assets	$534,581	$503,936
Liabilities and Equity (Deficit)
Mortgage notes, net	$193,977	$193,910
Lease liability - finance lease	97,057	95,564
Accounts payable and accrued expenses	2,085	1,797
Due to affiliates	13,900	10,641
Other liabilities	1,304	1,304
Total Liabilities	$308,323	$303,216

Redeemable non-controlling interest	$222,698	$214,744

Equity (Deficit)
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized and 220 shares of Class A ($1,000 liquidation preference per share, callable on or before December 31, 2024 at $50 redemption premium per share) issued and outstanding at September 30, 2025 and December 31, 2024, respectively	220	220
Common stock - Class T Shares, $0.01 par value per share, 500,000,000 shares authorized and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	—	—
Common stock - Class S Shares, $0.01 par value per share, 500,000,000 shares authorized and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	—	—
Common stock - Class D Shares, $0.01 par value per share, 500,000,000 shares authorized and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	—	—
Common stock - Class I Shares, $0.01 par value per share, 500,000,000 shares authorized and 467,861 shares and 142,266 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	5	1
Common stock - Class A-I Shares, $0.01 par value per share, 50,000,000 shares authorized and 2,738,710 shares and 1,457,776 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	27	15
Common stock - Class A-II Shares, $0.01 par value per share, 50,000,000 shares authorized and 1,861,086 shares and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	19	—
Common stock - Class E Shares, $0.01 par value per share, 100,000,000 shares authorized and 133,507 shares and 97,447 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively (including 34,560 unvested restricted shares at September 30, 2025)	1	1
Additional paid-in capital	19,725	—
Accumulated deficit	(16,437)	(14,261)
Total Equity (Deficit)	3,560	(14,024)
Total Liabilities, Redeemable non-controlling interest and Equity (Deficit)	$534,581	$503,936

The accompanying notes are an integral part of these consolidated financial statements.

EQT Exeter Real Estate Income Trust, Inc.
Consolidated Statements of Operations
(Unaudited and in thousands - except share and per share data)

	For the Three Months Ended,		For the Nine Months Ended,
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenues
Rental revenue	$9,216	$3,584	$27,628	$4,713
Total Revenues	9,216	3,584	27,628	4,713

Expenses
Rental property operating expenses	1,120	431	3,349	491
General and administrative expenses	866	848	2,677	2,933
Organization expenses	—	—	—	1,187
Management fee	92	—	202	—
Performance participation allocation	129	—	344	—
Depreciation and amortization	3,552	1,145	10,646	1,654
Total Expenses	5,759	2,424	17,218	6,265

Other Income (Expense)
Interest income	573	119	1,427	137
Interest expense	(4,466)	(1,135)	(13,367)	(1,135)
Total Other Income (Expense)	(3,893)	(1,016)	(11,940)	(998)
Net (Loss) Income	$(436)	$144	$(1,530)	$(2,550)
Dividends to preferred stockholders	$(6)	$(6)	$(17)	$(17)
Net loss (income) attributable to redeemable non-controlling interest	174	(143)	849	2,495
Net (loss) attributable to common stockholders	$(268)	$(5)	$(698)	$(72)
Net (loss) per share of common stock - basic and diluted	$(0.05)	$(0.11)	$(0.18)	$(2.49)
Weighted-average shares of common stock outstanding - basic and diluted	4,923,028	47,828	3,943,444	29,361

The accompanying notes are an integral part of these consolidated financial statements.

EQT Exeter Real Estate Income Trust, Inc.
Consolidated Statements of Changes in Equity (Deficit) and Redeemable Non-Controlling Interest
(Unaudited and in thousands - except share data)

		Common Stock
	Preferred Stock Class A	Shares	$ Amount	Additional Paid- In Capital	Accumulated Deficit	Total (Deficit) Equity	Redeemable Non-controlling Interest
Balance at January 1, 2025	$220	1,697,489	$17	$—	$(14,261)	$(14,024)	$214,744
Net loss	—	—	—	—	(117)	(117)	(519)
Issuance of common stock	—	1,500,120	15	15,480	—	15,495	—
Offering expenses	—	—	—	(177)	—	(177)	—
Adjust redeemable non-controlling interest to redemption value	—	—	—	(1,711)	—	(1,711)	1,711
Stock based compensation	—	—	—	96	—	96	—
Distribution reinvestment	—	22,060	—	230	—	230	—
Distributions declared on common stock	—	—	—	—	(350)	(350)	—
Distributions to redeemable non-controlling interest	—	—	—	—	—	—	(2,219)
Balance at March 31, 2025	$220	3,219,669	$32	$13,918	$(14,728)	$(558)	$213,717
Net loss	—	—	—	—	(302)	(302)	(156)
Issuance of common stock	—	922,287	9	9,605	—	9,614	—
Offering expenses	—	—	—	(398)	—	(398)	—
Adjust redeemable non-controlling interest to redemption value	—	—	—	(9,343)	—	(9,343)	9,343
Stock based compensation	—	—	—	96	—	96	—
Distribution reinvestment	—	34,544	—	359	—	359	—
Preferred stock dividend	—	—	—	—	(11)	(11)	—
Distributions declared on common stock	—	—	—	—	(486)	(486)	—
Distributions to redeemable non-controlling interest	—	—	—	—	—	—	(2,438)
Issuance of restricted stock awards	—	34,560	—	—	—	—	—
Balance at June 30, 2025	$220	4,211,060	$41	$14,237	$(15,527)	$(1,029)	$220,466
Net loss	—	—	—	—	(262)	(262)	(174)
Issuance of common stock	—	946,349	10	9,984	—	9,994	—
Repurchase of common stock	—	(3,767)	—	(40)	—	(40)	—
Offering expenses	—	—	—	(166)	—	(166)	—
Adjust redeemable non-controlling interest to redemption value	—	—	—	(4,953)	—	(4,953)	4,953
Stock based compensation	—	—	—	162	—	162	—
Distribution reinvestment	—	47,522	1	501	—	502	—
Distributions declared on common stock	—	—	—	—	(648)	(648)	—
Distributions to redeemable non-controlling interest	—	—	—	—	—	—	(2,547)
Balance at September 30, 2025	$220	5,201,164	$52	$19,725	$(16,437)	$3,560	$222,698

		Common Stock
	Preferred Stock Class A	Shares	$ Amount	Additional Paid- In Capital	Accumulated Deficit	Total Equity (Deficit)	Redeemable Non-controlling Interest
Balance at January 1, 2024	$220	58,500	$1	$328	$(143)	$406	$—
Net loss	—	—	—	—	(57)	(57)	(2,515)
Adjust redeemable non-controlling interest to redemption value	—	—	—	(424)	(2,119)	(2,543)	2,543
Stock based compensation	—	—	—	96	—	96	—
Contribution from redeemable non-controlling interest	—	—	—	—	—	—	62,200
Offering expenses	—	—	—	—	—	—	(75)
Balance at March 31, 2024	$220	58,500	$1	$—	$(2,319)	$(2,098)	$62,153
Net loss	—	—	—	—	—	—	(123)
Adjust redeemable non-controlling interest to redemption value	—	—	—	(97)	(1,111)	(1,208)	1,208
Stock based compensation	—	—	—	96	—	96	—
Contribution from redeemable non-controlling interest	—	—	—	—	—	—	2,300
Distribution reinvestment	—	144	—	1	—	1	—
Preferred stock dividend	—	—	—	—	(11)	(11)	—
Distributions declared on common stock	—	—	—	—	(7)	(7)	—
Distributions to redeemable non-controlling interest	—	—	—	—	—	—	(707)
Balance at June 30, 2024	$220	58,644	$1	$—	$(3,448)	$(3,227)	$64,831
Net income	—	—	—	—	—	—	143
Issuance of common stock	—	52,032	1	524	—	525	—
Offering expenses	—	—	—	(524)	—	(524)	—
Adjust redeemable non-controlling interest to redemption value	—	—	—	(98)	(297)	(395)	395
Stock based compensation	—	—	—	96	—	96	—
Contribution from redeemable non-controlling interest	—	—	—	—	—	—	132,600
Distribution reinvestment	—	219	—	2	—	2	—
Distributions declared on common stock	—	—	—	—	(10)	(10)	—
Distributions to redeemable non-controlling interest	—	—	—	—	—	—	(1,581)
Issuance of restricted stock awards	—	38,156	—	—	—	—	—
Balance at September 30, 2024	$220	149,051	$2	$—	$(3,755)	$(3,533)	$196,388

The accompanying notes are an integral part of these consolidated financial statements.

EQT Exeter Real Estate Income Trust, Inc.
Consolidated Statements of Cash Flows
(Unaudited and in thousands)

	For the Nine Months Ended,
	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,530)	$(2,550)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	10,646	1,654
Straight-line rent amortization	(3,050)	(1,841)
Non-cash compensation expense	354	288
Non-cash finance lease interest expense	1,493	—
Amortization of deferred financing costs	67	10
Change in assets and liabilities
Other assets	170	(122)
Due to affiliates	2,670	3,843
Accounts payable and accrued expenses	(70)	636
Net cash provided by operating activities	10,750	1,918

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of real estate	—	(292,115)
Capital improvements to real estate	(109)	—
Capital expenditures for construction in progress	(7,256)	—
Net cash used in investing activities	(7,365)	(292,115)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage notes	—	154,057
Payment of deferred financing costs on mortgage notes	—	(777)
Payment of deposit	—	(871)
Contributions from redeemable non-controlling interest	—	197,100
Proceeds from issuance of common stock	35,103	525
Repurchase of common stock	(40)	—
Dividends paid on preferred stock	(11)	(11)
Distributions paid on common stock	(235)	(7)
Distributions paid on redeemable non-controlling interest	(7,095)	(1,549)
Net cash provided by financing activities	27,722	348,467
Net increase in cash, cash equivalents and restricted cash	31,107	58,270
Cash, cash equivalents and restricted cash at beginning of period	32,458	405
Cash, cash equivalents and restricted cash at end of period	$63,565	$58,675

Supplemental disclosure of cash flow information:
Interest paid - finance lease	$3,660	$—
Interest paid - mortgage notes	$7,767	$—

Non-cash financing and investing activities:
Accrued offering expenses due to affiliates	$652	$5,641
Other accrued costs due to affiliates	$1,013	$125
Accrued acquisition costs	$—	$89
Working capital assumed	$—	$635
Accrued deferred financing costs	$—	$67
Distribution reinvestments	$1,091	$4
Distributions accrued and not paid — redeemable non-controlling interest	$849	$740
Distributions accrued and not paid — common stock	$222	$6
The accompanying notes are an integral part of these consolidated financial statements.

EQT Exeter Real Estate Income Trust, Inc.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2025
1. Organization and Business Purpose
EQT Exeter Real Estate Income Trust, Inc. (the “Company”) was formed on September 2, 2022, as a Maryland corporation. The Company was organized to invest primarily in stabilized, income-oriented commercial real estate in the United States. The Company is the sole general partner of EQT Exeter REIT Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”). EQRT Special Limited Partner LLC, a Delaware limited liability company (the “Special Limited Partner”) and an affiliate of the Company’s advisor, owns a special limited partner interest in the Operating Partnership. Substantially all of the Company’s business is conducted through the Operating Partnership. The Company commenced its principal operations with the acquisition of its first real estate investment on March 20, 2024. The Company and the Operating Partnership are externally managed by EQT Real Estate, LLC (the “Adviser”), an affiliate of EQT AB (the “Sponsor”).
The Company made an election to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2024. In order to qualify and to maintain qualification as a REIT, the Company is required to, among other things, distribute as dividends at least 90% of its REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to stockholders and meet certain tests regarding the nature of its income and assets.
As of September 30, 2025, the Company owned four industrial properties.
2. Summary of Significant Accounting Policies
Basis of Presentation
These financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include the accounts of the Company and the Company’s subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
The accompanying unaudited consolidated financial statements, in the opinion of management, include all necessary adjustments, consisting of only normal and recurring items, necessary for a fair statement of the Company’s financial position and results of operations for the interim period. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. The accompanying unaudited consolidated interim financial statements do not include all information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC. The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the full year or any future period.
There is no comprehensive income (loss) therefore the Consolidated Statement of Comprehensive Income (Loss) is not presented.
Principles of Consolidation
The Company consolidates all entities that it controls through either majority ownership or voting rights. In addition, the Company consolidates all variable interest entities (“VIEs”) of which it is considered the primary beneficiary. VIEs are defined as entities in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as the primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly affect the VIE's economic performance, and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.
The Operating Partnership is considered to be a VIE. The Company consolidates this entity as it has the ability to direct the most significant activities of the entity such as purchases, dispositions, financings, budgets, and overall operating plans. The share of assets, liabilities and operations of the Company related to Operating Partnership units held by parties other than the Company are included in redeemable non-controlling interest in the mezzanine equity section on the Company’s Consolidated Balance Sheets.

Cash and Cash Equivalents
Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may at times have bank balances in excess of federally insured amounts. The Company held $58.0 million in cash and cash equivalents as of September 30, 2025 and $19.6 million in cash and cash equivalents as of December 31, 2024.
Restricted Cash
Restricted cash primarily consists of amounts in escrow related to tenant improvement reimbursements at certain of the Company’s properties. The Company held $5.6 million in restricted cash as of September 30, 2025 and $12.9 million in restricted cash as of December 31, 2024.
Deferred Financing Costs
Deferred financing costs include legal, structuring and other loan costs incurred by the Company for its financing agreements. Deferred financing costs related to the Company’s mortgage notes are recorded as an offset to the related liability and amortized over the term of the applicable financing instruments as interest expense. The Company recognized net deferred financing costs of $0.9 million as of September 30, 2025 and $0.9 million as of December 31, 2024.
Fair Value Measurements
Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchal framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:
Level 1 - quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.
Level 2 - quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.
Level 3 - pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.
Valuation of assets measured at fair value on a nonrecurring basis
Certain of the Company’s assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore these assets are measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that could indicate the carrying amount of the real estate value may not be recoverable. See below “Impairment of Real Estate Portfolio.” There were no impairments recognized for the three or nine months ended September 30, 2025 and 2024.
Valuation of assets and liabilities not measured at fair value
The fair values of financial instruments (other than mortgage notes), including cash and cash equivalents, restricted cash, accounts receivable and other financial instruments, included in other assets, accounts payable, accrued expenses and other liabilities approximate their respective carrying values at September 30, 2025 and December 31, 2024.

The fair value of the Company’s mortgage notes is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to their present value using an appropriate discount rate. Additionally, the Company considers current market rates and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The Company utilizes third party service providers to assist with the Company’s determination of these valuations. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3.
The following table presents the carrying value and fair value of financial instruments that are not carried at fair value on the Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024 ($ in thousands):

	September 30, 2025		December 31, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage notes(1)	$194,850	$195,629	$194,850	$193,528
Total	$194,850	$195,629	$194,850	$193,528
(1) Carrying value excludes net deferred financing costs.
Investments in Real Estate and Lease Intangibles
Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the operations of acquired properties are included in the Company's results of operations from their respective dates of acquisition. The Company allocates the purchase price to acquired tangible and intangible assets (including land, buildings, tenant improvements, “above-market” and “below-market” leases, acquired in-place leases, other identified intangible assets and assumed liabilities) based on their respective fair values at the date of acquisition.
The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The fair value of acquired in-place leases is the cost the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such costs include (i) leasing commissions, legal fees and other direct leasing expenses, which are capitalized as tenant origination costs, and (ii) net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period, which are capitalized as in-place lease intangibles. Lease intangibles as of the date of acquisition are amortized over the remaining lease term. The amortization of lease intangibles is recorded in depreciation and amortization expense on the Company’s Consolidated Statements of Operations.
Acquired above- and below-market lease values are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to the in-place leases and the Company's estimate of fair value lease rates for the corresponding in-place leases. The capitalized above- and below-market rentals are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which include periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value will be charged to amortization expense and the unamortized portion of above-market or below-market lease value will be charged to rental revenue.
The Company’s investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building and building improvements	10	—	40 years
Furniture, fixtures and equipment	5	—	10 years
Leasehold improvements	Shorter of the lease term or the useful life of the improvement
Lease intangibles	Lease term
Significant improvements to properties are capitalized, whereas repairs and maintenance expenses at the Company’s properties are expensed as incurred and included in rental property operating expenses on the Company’s Consolidated Statements of Operations.

Impairment of Real Estate Portfolio
The Company reviews its real estate portfolio to ascertain if there are any indicators of impairment in the value of any of its real estate assets, including deferred costs and intangibles. For each real estate asset owned for which indicators of impairment exist, if the undiscounted cash flow analysis yields an amount which is less than the asset’s carrying amount, an impairment loss will be recorded for the difference between the asset’s fair value and its carrying amount. Real estate assets that are held for sale are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis. Impairment charges taken will reduce the Company’s earnings and assets to the extent of the amount of any impairment charge, but it will not affect the Company’s cash flow or its distributions until such time as the Company disposes of the property.
Revenue Recognition
The Company’s rental revenue consists of base rent and tenant reimbursement income arising from tenants' operating leases. Base rent is recognized on a straight-line basis over the life of the lease, including any rent step-ups or abatements. The Company accounts for base rental revenue (lease component) and common area expense reimbursement (non-lease component) as one lease component. Expenses paid by the lessee directly to a third party on behalf of the Company under triple-net lease arrangements, where the tenant is solely responsible for property-related costs such as real estate taxes, are excluded from non-lease components and from recognition in the Company’s Consolidated Statements of Operations. Conversely, tenant reimbursements for non-lease components, such as utilities, insurance, and real estate taxes, are classified within this lease component.
The Company evaluates the collectability of receivables related to rental revenue on an individual lease basis. Management exercises judgment in assessing collectability and considers the length of time a receivable has been outstanding, tenant creditworthiness, payment history, available information about the financial condition of the tenant, and current economic trends, among other factors. Tenant receivables that are deemed uncollectible are recognized as a reduction to rental revenue. Any future cash receipt on leases that were previously deemed uncollectible will be recorded as income on a cash basis.
Ground Leases
Ground leases are classified as either operating leases or finance leases based on the characteristics of each lease. Lease expense for payments related to the Company’s finance leases is recognized as interest expense using the interest method over the related lease term. Lease expense for payments related to the Company’s operating leases is recognized on a straight-line basis over the related lease term, which includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. None of the Company’s lease agreements contain any material residual value guarantees or material restrictive covenants.
Right-of-use assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments as specified in the lease. Right-of-use assets and lease liabilities related to the Company’s finance leases are recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company’s leases usually do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available regarding the U.S. Treasury yield curve and an applicable credit spread at the lease commencement date in determining the present value of lease payments. The right-of-use asset also includes any lease payments made at or before lease commencement less any lease incentives.
Income Taxes
The Company made an election to be taxed as, and intends to continue to operate in a manner that will allow it to qualify as, a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2024. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes 100% of its taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Organization and Offering Expenses
Pursuant to the advisory agreement among the Company, the Operating Partnership, and the Adviser, the Adviser or its affiliates have agreed to pay for all organization and offering expenses on behalf of the Company (including legal, accounting, and other expenses attributable to the Company’s organization, but excluding upfront selling commissions, dealer manager fees and distribution fees) through March 19, 2026, which is the second anniversary of the date the Company broke escrow for its initial public offering (the “Offering”). The Company will reimburse the Adviser for all such advanced expenses ratably over the 60-month period following March 19, 2026.
As of September 30, 2025 and December 31, 2024, the Adviser and its affiliates had incurred $7.8 million and $7.1 million, respectively, in organization and offering expenses on behalf of the Company related to the Offering and private placements. These amounts were recorded as a component of Due to affiliates on the Company’s Consolidated Balance Sheets.
As of December 31, 2024, the Company had charged all previously deferred offering expenses to equity as shares were sold in the offerings. As such, there were no deferred offering expenses on the Company’s Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024.
General and Administrative Expenses
The Adviser will advance, on behalf of the Company, certain of the Company’s general and administrative expenses through the earlier of (i) the first date that the aggregate net asset value (“NAV”) of the Company’s outstanding shares of common stock, along with Operating Partnership units held by parties other than the Company, reaches $1.0 billion and (ii) March 19, 2026, which is the second anniversary of the date the Company broke escrow for the Offering, at which point the Company will reimburse the Adviser for all such advanced general and administrative expenses ratably over the 60 months following such date. In addition to the general and administrative expenses advanced by the Adviser, the Company also incurs certain general and administrative expenses directly, which are recorded in the period in which they are incurred.
For the three and nine months ended September 30, 2025, the Company directly incurred $0.2 million and $0.4 million of such expenses, respectively. For the three and nine months ended September 30, 2024, the Company directly incurred $0.1 million and $0.3 million of such expenses, respectively. Those amounts were recorded as a component of general and administrative expenses on the Company's Consolidated Statements of Operations.
As of September 30, 2025 and December 31, 2024, the Adviser and its affiliates had incurred $5.7 million and $3.4 million, respectively, in general and administrative expenses on behalf of the Company. These amounts were recorded as a component of Due to affiliates on the Company’s Consolidated Balance Sheets.
Share Based Payments
The Company records compensation cost related to the restricted common stock awards for its independent directors based on the grant date fair value which is amortized into expense over the vesting period on a straight-line basis.
Net Loss per Share of Common Stock
Basic net loss per share of common stock is computed by dividing net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share of common stock is computed by dividing net loss attributable to common stockholders for the period by the weighted average number of shares of common stock and common stock equivalents outstanding (unless their effect is anti-dilutive) for the period. For the three and nine months ended September 30, 2025 and 2024, unvested shares of Class E common stock awarded to the Company’s independent directors were excluded from the calculation of diluted earnings per share as the inclusion of such potential shares of common stock in the calculation would be anti-dilutive. The Company does not have any other dilutive securities outstanding that would cause basic net loss per share and diluted net loss per share to differ.

Immaterial Correction of an Error - During the preparation of the consolidated financial statements for the year ended December 31, 2024, management identified an error in the previously issued interim financial statements of the Company for the quarters ended March 31, June 30, and September 30, 2024 related to the reconciliation of net loss to net loss attributable to common stockholders and the resulting net loss per share of common stock – basic and diluted, as well as the resulting impact of the error on additional paid-in capital and accumulated deficit. The Company has determined that the error was immaterial to all impacted periods and has corrected the impacted periods as an immaterial correction of an error. As a result, the Company revised the interim financial information for the applicable periods in this interim filing and will revise the interim financial information for the applicable periods in future interim filings and present the revisions in Note 10, “Equity and Redeemable Non-controlling Interest - Redeemable non-controlling interest”.
Recent Accounting Pronouncements
New Accounting Standards Issued but not yet Adopted
Disaggregation of Income Statement Expenses. In November 2024, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) to enhance disclosures about certain expense types in commonly presented expense captions on the Consolidated Statements of Operations. The ASU requires additional disclosures that disaggregate expense captions into specific components with qualitative descriptions. This standard is effective for the fiscal year ending December 31, 2027, and interim periods thereafter, on a prospective or retrospective basis. The Company does not expect the standard to have a material impact on its Consolidated Financial Statements as the Company anticipates the primary change will be additional disclosures in the Company’s Consolidated Financial Statements.
Enhanced Income Tax Disclosures. In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” or (“ASU 2023-09”). ASU 2023-09 requires additional disaggregated disclosures on the entity’s effective tax rate reconciliation and additional details on income taxes paid. ASU 2023-09 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. The Company did not early adopt ASU 2023-09 and does not expect the adoption of ASU 2023-09 to have a material impact on its Consolidated Financial Statements.
New Accounting Standards Adopted
Segment Reporting. In November 2023, the FASB issued an ASU to improve reportable segment disclosure requirements. The ASU requires, among other items, enhanced disclosures around significant segment expenses regularly provided to the chief operating decision maker (“CODM”), as well as the CODM’s title and position. The ASU was effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The amendment must be applied on a retrospective basis and early adoption is permitted. The Company adopted this standard for the year ended December 31, 2024. The additional required disclosures are included in Note 12.
3. Investments in Real Estate
The gross carrying amount and accumulated depreciation and amortization of the Company’s investments in real estate consisted of the following as of September 30, 2025 and December 31, 2024 ($ in thousands):

	September 30, 2025	December 31, 2024
Building and building improvements	$254,544	$254,544
Land and land improvements	74,768	74,768
Construction in progress	8,935	1,679
Right-of-use asset - finance lease	103,158	103,158
Leasehold improvements	109	—
Total	441,514	434,149
Accumulated depreciation and amortization	(11,454)	(3,432)
Investment in real estate, net	$430,060	$430,717
Acquisitions and dispositions
During the nine months ended September 30, 2025, the Company did not acquire or dispose of any real estate investments. During the nine months ended September 30, 2024, the Company acquired three real estate investments and did not dispose of any real estate investments.

4. Intangibles
The gross carrying amount and accumulated amortization of the Company’s real estate related intangible assets consisted of the following as of September 30, 2025 and December 31, 2024 ($ in thousands):

	September 30, 2025	December 31, 2024
Intangible assets:
In-place lease intangibles	$15,880	$15,880
Tenant origination costs	21,267	21,267
Total	37,147	37,147
Accumulated amortization:
In-place lease intangibles	(1,669)	(565)
Tenant origination costs	(2,395)	(886)
Real estate related intangibles, net	$33,083	$35,696

The intangible assets associated with the properties are amortized over the remaining lease terms. As a result, the Company’s real estate related intangibles have a weighted average amortization period of approximately 9.6 years remaining.

The estimated future amortization of the Company’s real estate related intangibles for each of the next five years and thereafter as of September 30, 2025, is as follows ($ in thousands):

	In-Place Lease Intangibles	Tenant Origination Costs	Total
2025 (remaining)	$368	$503	$871
2026	1,472	2,012	3,484
2027	1,472	2,012	3,484
2028	1,472	2,012	3,484
2029	1,472	2,012	3,484
2030	1,472	2,012	3,484
Thereafter	6,483	8,309	14,792
Total	$14,211	$18,872	$33,083
5. Other Assets and Other Liabilities
The following table details the components of the Company’s other assets as of September 30, 2025 and December 31, 2024 ($ in thousands):

	September 30, 2025	December 31, 2024
Receivables	$6,872	$3,995
Prepaid expenses	971	1,030
Other	30	40
Other assets	$7,873	$5,065
The following table details the components of the Company’s other liabilities as of September 30, 2025 and December 31, 2024 ($ in thousands):

	September 30, 2025	December 31, 2024
Prepaid rent from tenant	$304	$304
Tenant security deposit	1,000	1,000
Other liabilities	$1,304	$1,304

6. Mortgage Notes
The following table details the Company’s mortgage notes as of September 30, 2025 and December 31, 2024 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Interest Rate	Maturity Date	September 30, 2025	December 31, 2024
Fixed rate mortgage notes
Middletown Mortgage Loan	5.35%	March 1, 2032	$85,250	$85,250
State Farm Portfolio Mortgage Loan	5.75%	September 1, 2034	109,600	109,600
Total loans secured by real estate			194,850	194,850
Deferred financing costs, net			(873)	(940)
Mortgage notes, net			$193,977	$193,910
The following table details the future principal payments due under the Company’s mortgage notes as of September 30, 2025 ($ in thousands):

Year	Amount
2025 (remaining)	$—
2026	—
2027	—
2028	—
2029	—
2030	—
Thereafter	194,850
Total future principal payments	$194,850
For the three and nine months ended September 30, 2025, the Company recognized interest expense of $2.7 million and $8.2 million related to its outstanding mortgage notes, respectively, which includes amortization of deferred financing costs of $22,000 and $67,000, respectively. For the three and nine months ended September 30, 2024, the Company recognized interest expense of $1.1 million related to its outstanding mortgage notes, which included amortization of deferred financing costs of $10,000.
The Company recorded $0.4 million of interest expense payable related to the outstanding mortgage notes as a component of accounts payable and accrued expenses on the Company’s Consolidated Balance Sheets as of September 30, 2025; the Company did not have any interest expense payable related to the outstanding mortgage notes as of December 31, 2024.
The Company is subject to various financial covenants under certain of its mortgage notes. These covenants require the Company to maintain certain financial ratios, including ratios relating to tangible net worth and liquidity, among others. As of September 30, 2025, the Company was in compliance with all of its loan covenants that could result in a default under such agreements.

7. Related Party Transactions
The following table presents the details of due to affiliates ($ in thousands):

	September 30, 2025	December 31, 2024
Due to the Adviser
Advanced organization and offering expenses	$7,770	$7,118
Advanced general and administrative expenses	5,728	3,418
Management fee	33	8
	13,531	10,544

Due to the Special Limited Partner
Performance participation allocation	344	71

Due to EQT Real Estate Advisors, LLC
Property management fee	25	26
Total due to affiliates	$13,900	$10,641
The Company and the Operating Partnership have entered into an advisory agreement with the Adviser. Pursuant to the advisory agreement, the Adviser is responsible for sourcing, evaluating and monitoring the Company’s investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Company’s assets, in accordance with the Company’s investment objectives, guidelines, policies and limitations, subject to oversight by the Company’s board of directors.
The Company pays the Adviser an annual management fee (payable monthly in arrears) of 1.25% of the aggregate NAV represented by the Company’s Class T shares, Class S shares, Class D shares and Class I shares, 0.50% of the aggregate NAV represented by the Company’s Class A-I shares and 0.90% of the aggregate NAV represented by the Company’s Class A-II shares. Additionally, to the extent that the Operating Partnership issues Operating Partnership units to parties other than the Company, the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the aggregate NAV of Operating Partnership units not held by the Company per annum, payable monthly in arrears. No management fee will be paid with respect to Class E shares or Class E units of the Operating Partnership. The management fee will be paid, at the Adviser’s election, in cash, Class E shares of common stock, or Class E units of the Operating Partnership. The Adviser waived its management fee for the first six full calendar months following March 19, 2024, the date the Company broke escrow for the Offering. If the Adviser elects to receive any portion of its management fee in Class E shares or Class E units of the Operating Partnership, the Company may be obligated to repurchase such Class E shares or Class E units from the Adviser at a later date. Such repurchases will be outside the Company’s share repurchase plan and thus will not be subject to the repurchase limits of the share repurchase plan or any Early Repurchase Deduction. See Note 10, “Equity and Redeemable Non-controlling Interest--Share Repurchases”.
For the three and nine months ended September 30, 2025, the Company incurred $92,000 and $0.2 million of management fees, respectively, and as of September 30, 2025, $33,000 of management fees were payable to the Adviser. As the Adviser waived its management fee through September 30, 2024, no management fees were incurred for the three and nine months ended September 30, 2024.
During the term of the advisory agreement, the Special Limited Partner holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the annual Total Return, subject to a 5% annual Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined in the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement). Such allocation is measured annually and accrued monthly. Class E units of the Operating Partnership are not subject to the performance participation allocation. Distributions of the performance participation interest may be distributable in cash or Class E units at the election of the Special Limited Partner. See Note 10, “Equity and Redeemable Non-controlling Interest--Share Repurchases”.
For the nine months ended September 30, 2025, the Company accrued $0.3 million for the performance participation allocation. For the year ended December 31, 2024, the Company accrued $71,000 for the performance participation allocation and such amount became distributable to the Special Limited Partner as of December 31, 2024. In February 2025, the Company distributed $71,000 to the Special Limited Partner for the 2024 performance participation allocation.

EQT Partners BD, LLC (the “Dealer Manager”), an affiliate of the Adviser, serves as the dealer manager for the Offering. The Dealer Manager registered as a broker dealer with the SEC and the Financial Industry Regulatory Authority, Inc. (“FINRA”) on May 16, 2023. The Company entered into an agreement (the “Dealer Manager Agreement”) with the Dealer Manager in connection with the Offering on August 1, 2023. The Dealer Manager also serves as the dealer manager for the Company’s private offerings of Class A-I and Class A-II shares to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
The Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering; however, such amounts may vary for certain selected dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager is entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, selected dealers. No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class A-I shares, Class A-II shares, Class I shares, Class E shares or shares of any class sold pursuant to the Company’s distribution reinvestment plan.
There were no upfront selling commissions or upfront dealer manager fees incurred for the three and nine months ended September 30, 2025 and 2024.
Subject to FINRA limitations on underwriting compensation and certain other limitations and subject to the provisions for the conversion of Class T shares, Class S shares and Class D shares into Class I shares, the Dealer Manager will also receive a distribution fee of 0.85%, 0.85% and 0.25% per annum of the aggregate NAV of the Company’s outstanding Class T shares, Class S shares and Class D shares, respectively. There is no distribution fee with respect to Class A-I shares, Class A-II shares, Class I shares or Class E shares. The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to the Company to the extent a broker-dealer is not eligible to receive them. The Company will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager, in conjunction with the transfer agent, determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the Dealer Manager and a selected dealer at the time such shares were issued) of the gross proceeds from the sale of such shares and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share in such account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. The Company will accrue the cost of the distribution fee as an offering expense at the time each Class T, Class S and Class D share is sold during the primary offering.
In connection with each of its real estate acquisitions, the Company, through indirect subsidiaries, entered into property management and leasing services agreements with EQT Real Estate Advisors, LLC (the “Property Manager”), an affiliate of the Adviser (the “Property Management Agreements”). The Property Management Agreements have terms through the end of the calendar year and will be renewed automatically for successive one-year periods unless terminated by either party giving the other party notice not less than thirty (30) days prior to the expiration of the then-current term. Pursuant to the Property Management Agreements, the Company pays the Property Manager management fees equal to the lesser of the then-current market rate for services provided and the amount of such fee per the terms of the tenant lease. The Company will pay the Property Manager leasing commissions based on the then-current market rate; provided if the tenant is represented by a broker, the aggregate commissions would be no more than the then-current market rate. The Company will reimburse the Property Manager for all reasonable and actual expenditures.
For the three and nine months ended September 30, 2025, the Company incurred $77,000 and $0.2 million of property management fees, respectively. For the three and nine months ended September 30, 2024, the Company incurred $28,000 and $38,000 of property management fees, respectively. Those amounts were recorded as a component of rental property operating expenses on the Company's Consolidated Statements of Operations. As of September 30, 2025 and December 31, 2024, $25,000 and $26,000 of property management fees were payable to the Property Manager, respectively. These amounts were recorded as a component of Due to affiliates on the Company’s Consolidated Balance Sheets.

The Company may retain an affiliate of the Adviser to provide development and construction services for certain properties the Company acquires. In addition, the Company may retain certain of the Adviser’s affiliates for necessary services relating to the Company’s investments or its operations, including accounting services, valuation support services, account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, property, title and/or other types of insurance and related services, transaction support services, transaction consulting services and other similar operational matters. The Adviser’s affiliates may charge fees and expenses to the Company for the provision of such services. The Operating Partnership may also issue equity incentive compensation to certain employees of such affiliates for services provided. Any compensation paid to the Adviser’s affiliates for any such services will not reduce the management fee nor the performance participation allocation.
In addition to the organization, offering and general and administrative expense reimbursements described herein (see Note 2, “Summary of Significant Accounting Policies”), the Company will reimburse the Adviser for out-of-pocket costs and expenses the Adviser incurs in connection with the services it provides to the Company, including, but not limited to, (i) the actual cost of goods and services used by the Company and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (ii) expenses of managing and operating the Company’s properties, whether payable to an affiliate or a non-affiliate. During the three and nine months ended September 30, 2025 and 2024, the Company did not incur any of the reimbursements as described above.
The Company will not pay the Adviser any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of the Adviser) or other similar fees in connection with making investments. The Company will, however, reimburse the Adviser for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate-related securities, whether or not such investments are acquired, and make payments to third parties in connection with making investments.
During the three and nine months ended September 30, 2025, the Company did not acquire any properties or pay the Adviser for any acquisition-related costs. During the three and nine months ended September 30, 2024, the Company acquired two and three real estate investments, respectively. In connection with the Company's acquisition of the Georgetown Property, on March 20, 2024, the Middletown Property, on August 14, 2024, and the Nashville Property, on August 15, 2024, the Adviser assigned the respective purchase and sale agreements to the Company's subsidiaries for $1.5 million, $4.0 million and $1.5 million, respectively, representing the deposit amounts under the purchase and sale agreements. The Adviser also advanced $0.1 million in closing costs for the Georgetown Property, $29,991 in closing costs for the Middletown Property and $50,387 in closing costs for the Nashville Property. The Company repaid the Adviser for the deposits and all of the closing costs on the respective acquisition dates.
On July 11, 2023, the Adviser and the Operating Partnership entered into an Investment Management Agreement (the “Investment Management Agreement”) with J.P. Morgan Investment Management Inc. (“JP Morgan”). Pursuant to the Investment Management Agreement, JP Morgan will serve as a sub-advisor to the Adviser and act as the investment manager for the Company’s portfolio of short-term investments, which may include real estate-related securities. Under the terms of the Investment Management Agreement, JP Morgan’s fee for its services will be paid entirely by the Adviser and not by the Company.
In addition, see Note 10, “Equity and Redeemable Non-controlling Interest”, for information regarding investments in the Company or the Operating Partnership by the Adviser, an affiliate of the Sponsor and eight officers and employees of the Adviser and its affiliates.

8. Leases
Lessor
The Company’s rental revenue consists of rent earned from the operating leases at the Company’s industrial properties. The leases include fixed base rents, subject to periodic step-ups and variable components. The variable components of the Company’s operating leases consist of reimbursement of operating expenses such as insurance, real estate taxes and common area maintenance costs.
The following table summarizes the fixed and variable components of the Company’s operating leases for the three and nine months ended September 30, 2025 and 2024 ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Fixed lease payments	$8,118	$3,160	$24,350	$4,235
Variable lease payments	1,098	424	3,278	478
Total rental revenue	$9,216	$3,584	$27,628	$4,713
The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial properties as of September 30, 2025 ($ in thousands):

Year	Future Minimum Rents
2025 (remaining)	$7,207
2026	29,357
2027	30,234
2028	31,138
2029	32,071
2030	33,030
Thereafter	158,530
$321,567
As of September 30, 2025, the Company had concentration of credit risks related to the following tenant leases:

			Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Annualized Base Rent(1) (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Sq. Ft. (2)
Amazon.com Services LLC	Middletown Property	E-commerce	$11,130	34%	$9.13
Amazon.com Services LLC	Washington Property	E-commerce	$11,787	36%	$58.22
Shoals Technologies Group, LLC	Nashville Property	Renewable energy	$5,742	18%	$9.00
GAF Energy LLC	Georgetown Property	Renewable energy	$3,809	12%	$8.47
(1) Annualized base rent represents annualized contractual base rental income, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term (“Annualized Base Rent”). The Annualized Base Rent presented in the table is as of September 30, 2025.
(2) Average annualized base rent per square foot is calculated as the Annualized Base Rent divided by the leased rentable square feet.

•Tenant Concentration
As of September 30, 2025, the leases with Amazon.com Services LLC represent approximately 70% of the Company’s Annualized Base Rent and the lease with Shoals Technologies Group, LLC represents approximately 18% of the Company’s Annualized Base Rent. The obligations of Amazon.com Services LLC under its leases with the Company are guaranteed by its parent, Amazon.com, Inc. (“Amazon”). The obligations of Shoals Technologies Group, LLC under its lease with the Company are guaranteed by its parent, Shoals Technologies Group, Inc. (“Shoals”). Both Amazon and Shoals are public companies that are subject to the filing requirements of the Securities and Exchange Act of 1934, as amended. Amazon and Shoals are required to file their audited financial statements in their Annual Reports on Form 10-K and their unaudited interim financial statements in their Quarterly Reports on Form 10-Q, which can be found on the SEC’s website at www.sec.gov. Reference to Amazon’s and Shoals’ filings with the SEC is solely for the information of investors. Amazon’s and Shoals’ filings with the SEC should not be considered a part of or as incorporated by reference in this Quarterly Report on Form 10-Q.
•Industry Concentration
As of September 30, 2025, approximately 70% of the Company’s Annualized Base Rent is from tenants within the e-commerce industry and the remainder of the Company’s Annualized Base Rent is from tenants within the renewable energy industry.
Lessee
As of September 30, 2025, one of the Company’s investments in real estate is subject to a ground lease. The Company serves as lessee under the ground lease. The Company assumed this ground lease as part of the Washington Property acquisition. There were no initial direct costs associated with this ground lease. The initial term of the ground lease expires on December 31, 2074, and it has two ten-year extension options. The ground lease is an absolute net lease whereby the Company is required to pay all taxes, utilities and maintenance. Payments under the Company’s Washington Property ground lease consist exclusively of fixed payment components, which incorporate periodic increases based on fixed percentage escalations. The Company utilized its incremental borrowing rate at the time of entering the ground lease, which was 7.41%, as the discount rate to determine its lease liability. The Company classified the ground lease as a finance lease. As of September 30, 2025, the remaining lease term of the Company’s finance lease was 49.3 years.
The following table details the undiscounted future lease payments under the Company’s finance lease as of September 30, 2025 ($ in thousands):

Year	Future Lease Payments
2025 (remaining)	$1,220
2026	4,880
2027	4,880
2028	4,880
2029	5,611
2030	5,611
Thereafter	479,482
Total lease payments	506,564
Less imputed interest	(409,507)
Total lease liability - finance lease	$97,057
The following table details the current and non-current portion of the lease liability under the Company’s finance lease as of September 30, 2025 and December 31, 2024 ($ in thousands):

	As of September 30, 2025	As of December 31, 2024
Current lease liability - finance lease(1)	$4,866	$4,866
Noncurrent lease liability - finance lease	92,191	90,698
Total lease liability - finance lease (2)	$97,057	$95,564
(1) Current lease liability - finance lease represents the net present value of lease payments under the ground lease due within the next 12 months; this was calculated by discounting the cash flows using the Company’s incremental borrowing rate at the time of assuming the ground lease, which was 7.41%.

(2) The total finance lease liability is initially recognized at the commencement of the ground lease and represents the present value of future lease payments, discounted using the Company’s incremental borrowing rate at the time of assuming the ground lease, which was 7.41%. Over the term of the ground lease, the finance lease liability is increased by the accretion of interest recognized using the effective interest method and reduced by the ground lease payments made in accordance with the lease terms.
The following table details the Company’s right-of-use asset obtained under the finance lease as of September 30, 2025 and December 31, 2024 ($ in thousands):

	As of September 30, 2025	As of December 31, 2024
Right-of-use asset from recognition of finance lease	$95,150	$95,150
Favorable lease asset	8,008	8,008
Right-of-use asset - finance lease	103,158	103,158
Accumulated amortization of right-of-use asset	(1,972)	(431)
Right-of-use asset, net	$101,186	$102,727
The following table details the fixed and variable components of the Company’s finance lease for the three and nine months ended September 30, 2025 ($ in thousands).

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Interest on lease liability	$1,732	$5,153
Amortization of right-of-use asset	514	1,541
Total finance lease costs	$2,246	$6,694
There was no finance lease as of September 30, 2024. Thus, there was no finance lease cost for the three and nine months ended September 30, 2024.
9. Economic Dependency
The Company is dependent on the Adviser and its affiliates for certain services that are essential to it, including the sale of the Company’s shares of common stock, acquisition and disposition decisions, and certain other responsibilities. In the event that the Adviser and its affiliates are unable or unwilling to provide such services, the Company would be required to find alternative service providers.
10. Equity and Redeemable Non-controlling Interest
Authorized Capital
As of September 30, 2025 and December 31, 2024, the Company was authorized to issue up to 2.2 billion shares of common stock, par value $0.01 per share, and up to 100 million shares of preferred stock, par value $0.01 per share. Of the 100 million shares of preferred stock authorized as of September 30, 2025 and December 31, 2024, 220 shares were issued and classified as Class A shares.
As of September 30, 2025 and December 31, 2024, the Company had authorized the following classes of common stock (in thousands):

		Shares Authorized
Classification	Par Value Per Share	September 30, 2025	December 31, 2024
Class A-I Shares	$0.01	50,000	50,000
Class A-II Shares	$0.01	50,000	50,000
Class T Shares	$0.01	500,000	500,000
Class S Shares	$0.01	500,000	500,000
Class D Shares	$0.01	500,000	500,000
Class I Shares	$0.01	500,000	500,000
Class E Shares	$0.01	100,000	100,000
Total		2,200,000	2,200,000

Common Stock
The following table details the movement in the Company’s outstanding shares of common stock for the nine months ended September 30, 2025(1):

	Class I Common Stock	Class A-I Common Stock	Class A-II Common Stock	Class E Common Stock	Total
Beginning Balance, December 31, 2024	142,266	1,457,776	—	97,447	1,697,489
Common stock issued - primary offerings	323,134	1,202,519	1,843,103	—	3,368,756
Common stock issued - distribution reinvestment	6,228	78,415	17,983	1,500	104,126
Common stock repurchased	(3,767)	—	—	—	(3,767)
Independent directors’ restricted stock grant(2)	—	—	—	34,560	34,560
Ending Balance, September 30, 2025	467,861	2,738,710	1,861,086	133,507	5,201,164
(1) As of September 30, 2025, there were no Class T, S or D shares issued and outstanding. As of December 31, 2024, there were no Class T, S, D, or A-II shares issued and outstanding.
(2) The independent directors’ restricted stock grant amounted to an aggregate award of $384,998 for the nine months ended September 30, 2025. The Company compensates each of its independent directors with an annual retainer of $175,000, consisting of approximately $78,750 in cash and $96,250 in the form of an annual grant of restricted stock. The cost of each grant is amortized over the one-year service period for each grant. See “— Share Based Compensation” below for details.
Offerings
On August 1, 2023, the Company registered the Offering with the SEC for up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in its primary offering and up to $1.0 billion in shares pursuant to its distribution reinvestment plan. The Company intends to sell any combination of four classes of shares of its common stock in the Offering, Class T shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes in the Offering have different upfront selling commissions and dealer manager fees, and different ongoing distribution fees. The terms of the Offering required the Company to hold investors’ funds from the Offering in an interest-bearing escrow account until the Company received purchase orders for at least $25.0 million of its common stock or units of the Operating Partnership in the Offering or in separate private transactions (including purchase orders by the Adviser, the Sponsor, their affiliates and the Company’s directors and officers, which purchases were not limited in amount) and the Company’s board of directors authorized the release of funds in the escrow account to the Company. On March 19, 2024, EQT Real Estate Holdings US, Inc. (“EQT Real Estate Holdings”), an affiliate of the Sponsor, purchased 6.2 million Class E units of the Operating Partnership for $62.2 million, or $10.00 per unit. As such, as of March 19, 2024, the Company satisfied the minimum offering requirement for all jurisdictions other than Pennsylvania and the Company’s board of directors authorized the Company to break escrow in the Offering. As of August 14, 2024, the Company also satisfied the minimum offering requirement for Pennsylvania. The purchase price per share for each class of common stock in the Offering will vary and will generally equal the Company’s prior month’s NAV per share for such class, as determined monthly, plus applicable upfront selling commissions and dealer manager fees.
The Company commenced a private offering of its Class A-I shares to “accredited investors” as defined in Regulation D promulgated under the Securities Act during the year ended December 31, 2024. The primary offering of Class A-I shares terminated on January 2, 2025 and the distribution reinvestment plan offering is ongoing. The Company commenced a separate private offering of its Class A-II shares to accredited investors in January 2025 and the offering is ongoing. The purchase price per share for each class of common stock in the private offerings will vary and will generally equal the Company’s prior month’s NAV per share for such class, as determined monthly. Both private offerings are being conducted pursuant to Rule 506(c) of Regulation D and other applicable exemptions.
EQT Real Estate Holdings has committed to purchase $200.0 million in Class E shares of the Company’s common stock or Class E units of the Operating Partnership, or a combination thereof (the “Sponsor Committed Amount”); provided that EQT Real Estate Holdings may invest a smaller amount to the extent the reduction is offset by an investment by other affiliates of the Sponsor and their officers and employees. As of September 30, 2025, EQT Real Estate Holdings had purchased approximately 19.6 million Class E units of the Operating Partnership for an aggregate purchase price of approximately $197.1 million as part of the Sponsor Committed Amount.

Class E shares and Class E units are not available for purchase in the Offering. Class E shares and Class E units are only available for purchase in private transactions to (i) the Adviser, the Sponsor and their affiliates, (ii) employees of the Adviser, the Sponsor and their affiliates and (iii) the Company’s officers and directors. During the escrow period, the per share purchase price for Class E shares and Class E units was $10.00 per share or unit. After the close of the escrow period, Class E shares and Class E units are sold at the then-current transaction price, which will generally be the prior month’s NAV per share or unit for such class. The Class E shares and Class E units are not subject to any upfront selling commissions, dealer manager fees, distribution fees, management fees payable to the Adviser or the performance participation allocation to the Special Limited Partner.
In 2022, the Company was capitalized with a $200,000 investment by the Adviser in exchange for the issuance of 20,000 shares of the Company’s common stock. These shares were reclassified as Class E shares of common stock on June 21, 2023. The Adviser may not sell, transfer or dispose of these 20,000 shares to any party other than an affiliate of the Adviser while the Sponsor or any affiliate serves as the sponsor to the Company.
Distributions
Distributions are authorized at the discretion of the Company’s board of directors, in accordance with the Company’s earnings, cash flows and general financial condition. The Company generally intends to distribute substantially all of its REIT taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to its stockholders each year to comply with the REIT provisions of the Code.
The following table summarizes the aggregate distributions declared on the Company’s common stock during the periods presented. For the three and nine months ended September 30, 2025, distributions were declared on the Company’s Class A-I, Class A-II, Class E, and Class I common stock, which were the only classes of common stock outstanding during that period. For the three and nine months ended September 30, 2024, distributions were declared on the Company’s Class E and Class I common stock, which were the only classes of common stock outstanding during that period:

	Three Months Ended September 30,
	2025				2024
	Class A-I	Class A-II	Class E	Class I	Class E	Class I
Aggregate distributions declared per share of common stock	$0.12978	$0.12978	$0.12978	$0.12978	$0.11322	$0.03769

	Nine Months Ended September 30,
	2025				2024
	Class A-I	Class A-II	Class E	Class I	Class E	Class I
Aggregate distributions declared per share of common stock	$0.36706	$0.32937	$0.36706	$0.36706	$0.22557	$0.03769
Preferred Stock
On June 9, 2023, the Company issued 220 shares of Class A preferred stock to eight officers and employees of the Adviser and its affiliates at a price of $1,000 per share. The shares of Class A preferred stock pay a 10% annual dividend and have a $1,000 per share liquidation preference. The Class A preferred stock may be redeemed at any time in the Company’s discretion by payment of $1,000 per share. A $50 per share redemption premium would have been applied in the event of redemption on or before December 31, 2024. No shares of Class A preferred stock had been redeemed as of September 30, 2025 and December 31, 2024. The shares of Class A preferred stock have no voting rights and may not be converted into any other class of security.
During the three months ended September 30, 2025 and 2024, the Company's board of directors did not declare any dividends on the Class A preferred shares.
The Consolidated Statements of Operations include $6,000 of unpaid cumulative dividends on Class A preferred shares for the three months ended September 30, 2025 and 2024 that were not recorded on the Consolidated Balance Sheets as of September 30, 2025 and 2024 as the dividends were not yet declared by the Company’s board of directors. During the three and nine months ended September 30, 2025 and 2024, the cumulative dividends on Class A preferred shares were $6,000 and $17,000, respectively. The cumulative dividends on the Class A preferred shares for the three months ended September 30, 2024 were declared and paid in December 2024, and the cumulative dividends for the three months ended September 30, 2025 were declared in November 2025 and will be paid to holders in December 2025.

Share Based Compensation
The Company’s board of directors approved the EQT Exeter Real Estate Income Trust, Inc. Independent Director Compensation Plan (the “Director Compensation Plan”), pursuant to which up to 500,000 shares of the Company’s Class E common stock are available for issuance. The restricted shares of Class E common stock issued pursuant to the Director Compensation Plan vest (i) on the one year anniversary of the grant date, provided that the independent director remains on the board of directors on such vesting date, or (ii) upon the earlier occurrence of his or her termination of service due to his or her death, disability or, if approved by the board of directors, upon a change of control of the Company or for “good reason.”
On September 1, 2023, the Company issued an aggregate of 38,500 restricted shares of Class E common stock to the Company’s four independent directors as compensation for their services pursuant to the Director Compensation Plan; these 38,500 restricted shares became fully vested on September 3, 2024, upon the one-year anniversary of the grant date.
On September 3, 2024, the Company issued an aggregate of 38,156 restricted shares of Class E common stock to the Company’s four independent directors as compensation for their services pursuant to the Director Compensation Plan; these 38,156 restricted shares became fully vested on September 3, 2025, upon the one-year anniversary of the grant date.
On June 26, 2025, the Company issued an aggregate of 34,560 restricted shares of Class E common stock to the Company’s four independent directors as compensation for their services pursuant to the Director Compensation Plan.
During the three and nine months ended September 30, 2025, the Company recorded $0.2 million and $0.4 million of restricted stock amortization in general and administrative expenses in the Consolidated Statements of Operations, respectively. During the three and nine months ended September 30, 2024, the Company recorded $96,000 and $0.3 million of restricted stock amortization in general and administrative expenses in the Consolidated Statements of Operations, respectively.

The following summarizes the activity for Class E common stock issued pursuant to the Director Compensation Plan during the nine months ended September 30, 2025 and 2024 (in thousands except share and per share data):

	For the Nine Months Ended September 30, 2025		As of September 30, 2025
Type	Restricted Stock	Weighted Average Grant Date Fair Value (per share)	Remaining Amortization Period	Unrecognized Compensation Cost
Unvested restricted shares as of December 31, 2024	38,156	$10.09	0 months	$—
Granted	34,560	$11.14	9 months	$289
Forfeited	—
Vested	(38,156)	$10.09
Unvested restricted shares as of September 30, 2025	34,560

	For the Nine Months Ended September 30, 2024		As of September 30, 2024
Type	Restricted Stock	Weighted Average Grant Date Fair Value (per share)	Remaining Amortization Period	Unrecognized Compensation Cost
Unvested restricted shares as of December 31, 2023	38,500	$10.00	0 months	$—
Granted	38,156	$10.09	11 months	$353
Forfeited	—
Vested	(38,500)	$10.00
Unvested restricted shares as of September 30, 2024	38,156
Distribution Reinvestment Plan
The Company has adopted a distribution reinvestment plan whereby stockholders in the Offering (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors, and clients of certain selected dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the Company’s common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors in the Offering, and clients of certain selected dealers that do not permit automatic enrollment in the Company’s distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of the Company’s common stock. Investors in Class A-I and Class A-II common stock who purchase shares in private offerings will have their cash distributions automatically reinvested in additional shares of the Company's common stock unless they elect to receive their distributions in cash. Investors in Class E common stock may also elect to have their cash distributions reinvested in additional shares of the Company’s common stock. The purchase price for shares purchased under the distribution reinvestment plan will be equal to the most recently disclosed transaction price for such shares at the time of the record date for the distribution. Stockholders will not pay upfront selling commissions or dealer manager fees when purchasing shares under the distribution reinvestment plan; however, all outstanding Class T, Class S and Class D shares, including those purchased under the distribution reinvestment plan, will be subject to ongoing distribution fees.

Share Repurchases
The Company has adopted a share repurchase plan whereby, on a monthly basis, stockholders may request that the Company repurchase all or any portion of their shares. The Company may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in its discretion, subject to a number of limitations in the share repurchase plan. The aggregate NAV of total repurchases of Class A-I, Class A-II, Class T, Class S, Class D, Class I and Class E shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of the Company’s common stock, if any, but excluding any Early Repurchase Deduction (as defined below) applicable to the repurchased shares) is limited to no more than 2% of the Company’s aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months).
EQT Real Estate Holdings and affiliates of the Sponsor and their officers and employees purchasing Class E shares and Class E units in satisfaction of the Sponsor Committed Amount must agree to hold all such shares and units they acquire until the earlier of (i) the first date that the aggregate NAV of the Company’s outstanding shares of common stock, along with Operating Partnership units held by parties other than the Company, reaches $1.0 billion and (ii) March 19, 2027, which is three years from the date of the initial investment by EQT Real Estate Holdings. Following such date, holders of Class E shares and Class E units purchased in connection with the Sponsor Committed Amount may request the Company repurchase such Class E shares or Class E units; provided, that (1) the Company will only process repurchases of such Class E shares or Class E units for cash after all other stockholder repurchase requests have been processed, (2) such repurchases of Class E shares for cash will be subject to the 2% monthly and 5% quarterly limitations on repurchases and (3) upon a repurchase request, the Operating Partnership will repurchase Class E units for Class E shares or cash (at the holder’s election) unless the board of directors of the Company determines that any such repurchase for cash would be prohibited by applicable law or the partnership agreement of the Operating Partnership, in which case such Class E units will be repurchased for an amount of Class E shares with an aggregate NAV equivalent to the aggregate NAV of such Class E units; provided further, that repurchases of Class E units for cash will be subject to the 2% monthly and 5% quarterly limitations on repurchases in the share repurchase plan treating all outstanding Operating Partnership units held by persons other than the Company as having been exchanged for shares of the Company as of the respective monthly and quarterly measurement dates for calculation of the 2% monthly and 5% quarterly limitations under the repurchase plan. For the avoidance of doubt, repurchases of Class E units for Class E shares will not be subject to the requirement that all other stockholder repurchase requests under the share repurchase plan have been processed and will not be subject to the 2% monthly and 5% quarterly limitations on repurchases. Repurchases of Class E shares and Class E units acquired in connection with the Sponsor Committed Amount will not be subject to the Early Repurchase Deduction.
Shares held by the Adviser acquired as payment of the Adviser’s management fee will not be subject to the share repurchase plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of the Company’s aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases. Notwithstanding the foregoing, the Company has adopted a policy that requires the affiliated-transactions committee of the Company’s board of directors to approve any repurchase request of the Adviser for Class E shares received as payment for the management fee that, when combined with any stockholder repurchase requests submitted through the share repurchase plan, would cause the Company to exceed the 2% monthly or 5% quarterly repurchase limitations of the share repurchase plan. Such approval must find that the repurchase will not impair the Company’s capital or operations and is consistent with the fiduciary duties of the Company’s independent directors.
In addition, holders of Class E units issued in connection with distributions on the performance participation interest may request the Operating Partnership repurchase such Class E units for Class E shares or cash (at the holder’s election) unless the board of directors of the Company determines that any such repurchase for cash would be prohibited by applicable law or the partnership agreement of the Operating Partnership, in which case such Class E units will be repurchased for an amount of Class E shares with an aggregate NAV equivalent to the aggregate NAV of such Class E units; provided further, that repurchases of Class E units for cash will be subject to the 2% monthly and 5% quarterly limitations on repurchases in the share repurchase plan treating all outstanding Operating Partnership units held by persons other than the Company as having been exchanged for shares of the Company as of the respective monthly and quarterly measurement dates for calculation of the 2% monthly and 5% quarterly limitations under the share repurchase plan. In addition, any repurchases of Class E units in respect of distributions on the performance participation interest will not be subject to the Early Repurchase Deduction.

Shares are repurchased at a price equal to the transaction price in effect on the applicable repurchase date, subject to any Early Repurchase Deduction. Shares that have not been outstanding for at least one year are repurchased at 98% of the transaction price (“Early Repurchase Deduction”). The Early Repurchase Deduction will not apply to shares acquired through the Company’s distribution reinvestment plan nor will it apply in the following circumstances (subject to the conditions described in the share repurchase plan): repurchases resulting from death, qualifying disability or divorce; in the event that a stockholder’s shares are repurchased because the stockholder has failed to maintain the $500 minimum account balance; or due to trade or operational error. Due to the illiquid nature of investments in real estate, the Company may not have sufficient liquid resources to fund repurchase requests and has established limitations on the amount of funds the Company may use for repurchases during any calendar month and quarter. The Company’s board of directors may make exceptions to modify or suspend the share repurchase plan if it deems in its reasonable judgment such action to be in the Company’s best interest. The Company’s board of directors will not terminate the share repurchase plan absent a liquidity event which results in the Company’s stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law.
For the three and nine months ended September 30, 2025, the Company repurchased 3,767 shares of common stock, satisfying all repurchase requests received for the three and nine months ended September 30, 2025. There were no share repurchases, nor were any repurchase requests received, for the three and nine months ended September 30, 2024.
Redeemable non-controlling interest
As of September 30, 2025, the Operating Partnership had issued approximately 19.6 million Class E units to EQT Real Estate Holdings for aggregate consideration of approximately $197.1 million. Class E units include an embedded redemption feature that is considered to be outside the sole control of the Company. As a result, the Company has classified the Class E units as redeemable non-controlling interest in mezzanine equity on the Company’s Consolidated Balance Sheets. The redeemable non-controlling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such Operating Partnership units at the end of each measurement period.
The following table details the redeemable non-controlling interest activity related to these units during the nine months ended September 30, 2025 ($ in thousands):

Balance, December 31, 2024	$214,744
Net loss allocation	(849)
Distributions to non-controlling interest	(7,204)
Adjustment to redemption value	16,007
Balance, September 30, 2025	$222,698

The following tables detail the adjustments as disclosed in Note 2 “Summary of Significant Accounting Policies - Net Loss per Share of Common Stock”.
Changes in the reconciliation from net loss to net loss attributable to common stockholders and the resulting net loss per share of common stock – basic and diluted for the three and nine months ended September 30, 2024 are as follows (in thousands except share and per share data):

	As Filed
	For the Three Months Ended	For the Nine Months Ended
	September 30, 2024
Net Income (Loss)	$144	$(2,551)
Dividends to preferred stockholders	(6)	(17)
Adjust redeemable non-controlling interest to redemption value	(395)	(4,146)
Net loss (income) attributable to redeemable non-controlling interest	(143)	2,494
Net (loss) attributable to common stockholders	$(400)	$(4,219)
Net (loss) per share of common stock - basic and diluted	$(8.36)	$(143.69)
Weighted-average shares of common stock outstanding - basic and diluted	47,828	29,361

	As Corrected
	For the Three Months Ended	For the Nine Months Ended
	September 30, 2024
Net Income (Loss)	$144	$(2,550)
Dividends to preferred stockholders	(6)	(17)
Net loss (income) attributable to redeemable non-controlling interest	(143)	2,495
Net (loss) attributable to common stockholders	$(5)	$(72)
Net (loss) per share of common stock - basic and diluted	$(0.11)	$(2.49)
Weighted-average shares of common stock outstanding - basic and diluted	47,828	29,361
Changes in additional paid-in capital and accumulated deficit for the nine months ended September 30, 2024 are as follows ($ in thousands):

	As Filed		As Corrected
Ending balance as of	Additional Paid- In Capital	Accumulated Deficit	Additional Paid- In Capital	Accumulated Deficit
September 30, 2024	$619	$(4,374)	$—	$(3,755)
11. Commitments and Contingencies
As of September 30, 2025 and December 31, 2024, the Company was not subject to any material litigation nor was the Company aware of any material litigation threatened against it.
12. Segment Reporting
The Company’s operations are managed as a single reportable segment. The Company derives its revenue and net income from real estate leased to industrial tenants under long-term net leases throughout the United States, and the Company manages its business activities on a consolidated basis.
The Company’s chief operating decision maker (“CODM”) is its Principal Executive Officer. The CODM utilizes consolidated net income attributable to the Company as reported on the Consolidated Statements of Operations. The CODM uses this metric when allocating resources and assessing the performance of the single segment.
The Company determined there are no significant segment expenses that require separate disclosure as of September 30, 2025, as the major categories of expenses regularly reviewed by the CODM to manage operations are reported on the Consolidated Statements of Operations.

13. Subsequent Events
As of the date of this filing, the Company has evaluated subsequent events and determined that, except as disclosed herein, no events have occurred which would require an adjustment to or additional disclosure in the consolidated financial statements.
Distributions
On October 31, 2025, the Company declared a distribution of $0.04326 per share for its Class E, Class I, Class A-I and Class A-II common stock and a distribution of $0.04326 per unit for the Class E units of the Operating Partnership for stockholders and unitholders, respectively, as of the close of business on October 31, 2025. These distributions were paid on November 10, 2025 and were paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plan.
Capital Raising
Below is a table summarizing capital raising activities in the Company’s primary offerings subsequent to September 30, 2025, through the date of this filing (in thousands, except share and per share data).

Trade Date	Share Class	Shares Issued	Aggregate Purchase Price	Price per Share
October 1, 2025	Class I	18,879	$203	$10.77
October 1, 2025	Class A-II (1)	252,946	$2,684	$10.61
November 3, 2025	Class I	22,284	$240	$10.77
November 3, 2025	Class A-II (1)	257,241	$2,727	$10.60
Below is a table summarizing shares issued pursuant to the distribution reinvestment plan that occurred subsequent to September 30, 2025, through the date of this filing (in thousands, except share and per share data).

Trade Date	Share Class	Shares Issued	Aggregate Purchase Price	Price per Share
October 10, 2025	Class I	1,017	$11	$10.77
October 10, 2025	Class E (2)	221	$3	$11.33
October 10, 2025	Class A-I (1)	10,157	$108	$10.62
October 10, 2025	Class A-II (1)	6,193	$66	$10.61
November 10, 2025	Class I	1,108	$12	$10.77
November 10, 2025	Class E (2)	222	$3	$11.35
November 10, 2025	Class A-I (1)	10,199	$108	$10.62
November 10, 2025	Class A-II (1)	7,210	$76	$10.60
(1) The offer and sale of Class A-I and Class A-II shares to accredited investors in private placements is exempt from the registration provisions of the Securities Act by virtue of Section 4(a)(2) thereof and Rule 506(c) of Regulation D promulgated thereunder.
(2) The Class E shares were issued to the Company’s independent directors pursuant to the Company’s distribution reinvestment plan. These shares were issued in private transactions exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
References herein to “EQRT”, the “Company,” “we,” “us,” or “our” refer to EQT Exeter Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.
The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q.

Forward-Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “anticipate”, “estimate”, “plan”, “continue”, “intend”, “should”, “may” or similar expressions, or the negatives thereof. These may include our financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, including the impact of macroeconomic trends and market forces, statements with respect to acquisitions and repurchases, statements regarding future performance and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 28, 2025 (the “Annual Report”), and any such updated factors included in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document and our other filings with the SEC. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
Overview
We are a Maryland corporation formed on September 2, 2022. We were formed to invest primarily in stabilized, income-oriented commercial real estate in the United States in a range of asset types. To a lesser extent, we also plan to invest in real estate related securities to provide a source of liquidity for our share repurchase plan, cash management and other purposes. We are an externally advised, perpetual-life corporation. We are externally managed by EQT Real Estate, LLC (our “Adviser” or “EQT Real Estate”), an affiliate of EQT AB (our “Sponsor”).
Our investment objectives are to invest in assets that will enable us to:
•generate current income in the form of regular stable cash distributions to achieve an attractive cash yield;
•preserve and protect invested capital;
•provide a source of potential inflation protection and realize appreciation in net asset value from proactive investment management and asset management; and
•provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than listed public real estate companies.
We cannot assure you that we will achieve our investment objectives. In particular, we note that the net asset value (“NAV”) of non-traded REITs may be subject to volatility related to the values of their underlying assets, and appraisal-based valuations are estimates of fair value and may not necessarily correspond to realizable value.
We plan to own all or substantially all of our assets through our operating partnership, EQT Exeter REIT Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”), of which we are the sole general partner.
Our board of directors will at all times have ultimate oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to the advisory agreement among us, the Operating Partnership and our Adviser, however, we have delegated to our Adviser the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. Affiliates of our Adviser also have extensive experience in providing responsive and professional property management and leasing services as well as development and construction services. We have retained and expect to continue to retain an affiliate of our Adviser to provide property management and leasing services for most, if not all, of the properties we acquire and to provide development and construction services as needed. We believe our most compelling potential competitive strength is our relationship with EQT Real Estate, a premier investment manager and, of crucial importance, a vertically integrated operator built on the talent and experience of an extensive network of “hyper-local” real estate professionals.

From September 2, 2022 (the date of our formation) to March 18, 2024, our activity had been to prepare for our fundraising through our initial public offering of our common stock. We have registered with the SEC an offering of up to $5.0 billion in shares of common stock (the “public offering” or the “Offering”), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. The terms of the Offering required us to hold investors’ funds from the Offering in an interest-bearing escrow account until we received purchase orders for at least $25.0 million of our common stock or units of the Operating Partnership in the Offering or in separate private transactions (including purchase orders by the Adviser, the Sponsor, their affiliates and our directors and officers, which purchases were not limited in amount) and our board of directors authorized the release of funds in the escrow account to us. On March 19, 2024, the Operating Partnership issued approximately 6.2 million Class E units to EQT Real Estate Holdings US, Inc. (“EQT Real Estate Holdings”), an affiliate of our Sponsor, for an aggregate purchase price of $62.2 million, or $10.00 per unit. As such, as of March 19, 2024, we satisfied the minimum offering requirement for all jurisdictions other than Pennsylvania and our board of directors authorized us to break escrow in the Offering. As of August 14, 2024, we also satisfied the minimum offering requirement for Pennsylvania.
We conducted a primary private offering of our Class A-I shares to accredited investors. The primary private offering of Class A-I shares to accredited investors terminated on January 2, 2025 and the distribution reinvestment plan offering for Class A-I shares is ongoing. We commenced a separate private offering of our Class A-II shares to accredited investors in January 2025 and the offering is ongoing. Both private offerings are being conducted pursuant to Rule 506(c) of Regulation D and other applicable exemptions.
As of November 13, 2025, we had received cumulative net proceeds from our public and private offerings of $58.8 million from the sale of approximately 5.7 million shares of our common stock, including the shares issued pursuant to our distribution reinvestment plan. We intend to continue selling shares of our common stock on a monthly basis through our continuous public offering and our private offerings. Additionally, as of November 13, 2025, EQT Real Estate Holdings had purchased approximately 19.6 million Class E units of the Operating Partnership for an aggregate purchase price of approximately $197.1 million as part of the Sponsor Committed Amount. See the discussion of the Sponsor Committed Amount under “—Liquidity and Capital Resources” below.
The number and type of properties or real estate-related securities that we acquire will depend upon real estate market conditions, the amount and timing of offering proceeds we raise and other circumstances existing at the time we acquire such assets. As of November 13, 2025, we owned four industrial properties.
We are not aware of any material trends or uncertainties, favorable or unfavorable, other than regional or global economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate-related securities, other than those referred to in our Annual Report.

Q3 2025 Highlights
Operating Results:
•Beginning in April 2024, we have declared monthly distributions. Monthly net distributions declared totaled $3.2 million for the three months ended September 30, 2025, including $2.5 million of distributions related to Class E units of the Operating Partnership owned by EQT Real Estate Holdings. The details of the annualized distribution rates and total returns as of September 30, 2025 are shown in the following table.

	Class I Shares	Class E Shares	Class A-I Shares	Class A-II Shares
Annualized Distribution Rate(1)	4.82%	4.58%	4.89%	4.89%
Year-to-Date Total Return, without upfront selling commissions(2)	5.07%	7.25%	5.16%	4.29%
Year-to-Date Total Return, assuming maximum upfront selling commissions(2)	N/A	N/A	N/A	N/A
Inception-to-Date Total Return, without upfront selling commissions(2)(3)	11.18%	13.01%	10.68%	4.29%
Inception-to-Date Total Return, assuming maximum upfront selling commissions(2)(3)	N/A	N/A	N/A	N/A
(1) The annualized distribution rate is calculated as the September 30, 2025 monthly distribution annualized and divided by the prior month’s NAV, which is inclusive of all fees and expenses.
(2) Total return is calculated as the change in NAV per share during the respective periods plus any distributions per share declared in the period, and assumes any distributions are reinvested in accordance with our distribution reinvestment plan. Total return for periods greater than one year are annualized. We believe total return is a useful measure of the overall investment performance of our shares.
(3) The inception date was September 3, 2024 for Class I shares, October 1, 2024 for Class A-I shares and February 3, 2025 for Class A-II shares. For purposes of this performance illustration, the Class E inception date is March 20, 2024, the date we commenced principal operations in connection with the acquisition of our first real estate investment.
Portfolio
Investments in Real Estate
As of September 30, 2025, we owned four industrial properties encompassing in the aggregate approximately 2.5 million rentable square feet. We acquired each of these properties from third parties unaffiliated with us or our Adviser. The following table is a summary of our real estate portfolio as of September 30, 2025:

Property	Location	Rentable Square Feet	Date Acquired	Purchase Price(1) (in thousands)	Annualized Base Rent(2) (in thousands)	Average Annualized Base Rent per Sq. Ft. (3)	Average Remaining Lease Term in Years	Occupancy
Georgetown Property	Georgetown, TX	449,642	3/20/2024	$60,933	$3,809	$8.47	8.18	100%
Middletown Property	Middletown, PA	1,219,021	8/14/2024	$170,500	$11,130	$9.13	9.09	100%
Nashville Property	Portland, TN	638,330	8/15/2024	$75,000	$5,742	$9.00	10.09	100%
Washington Property(4)	Tukwila, WA	202,464	10/16/2024	$81,500	$11,787	$58.22	10.59	100%
(1) Purchase price is exclusive of closing costs.
(2) Annualized base rent represents annualized contractual base rental income adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term (“Annualized Base Rent”).

(3) Average annualized base rent per square foot is calculated as the Annualized Base Rent divided by the leased rentable square feet.
(4) The Washington Property is subject to a ground lease through which we hold a leasehold interest in the land parcel.
As our real estate investments are comprised 100% of industrial properties as of September 30, 2025, a diversification chart by property type is not presented, as it would not provide any additional meaningful insight into the composition of the portfolio.
The following chart further describes the geographic diversification of our real estate investments as of September 30, 2025 (percentage is based on the September 30, 2025 fair value for the real estate investments).

We believe that our real estate investments are suitable for their intended purpose and are adequately insured. Our real estate investments will face competition from similarly situated properties in and around their submarkets. We do not intend to make significant renovations or improvements to our real estate investments in the near term. For federal income tax purposes, the depreciable basis of our real estate investments, excluding the basis attributable to land, is depreciated in accordance with the methods and useful lives prescribed by the Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations.

Significant Tenants
As of September 30, 2025, we had a concentration of credit risk related to the following tenant leases that represented more than 10% of our annualized base rent. The following table is a summary of our significant tenants as of September 30, 2025:

					Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio Rentable Sq. Ft. Leased	Annualized Base Rent (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Sq. Ft. (1)	Lease Expiration (2)
Amazon.com Services LLC (3)	Middletown Property	E-commerce	1,219,021	49%	$11,130	34%	$9.13	10/31/2034
Amazon.com Services LLC (3)	Washington Property	E-commerce	202,464	8%	$11,787	36%	$58.22	4/30/2036
Shoals Technologies Group, LLC (3)	Nashville Property	Renewable energy	638,330	25%	$5,742	18%	$9.00	10/31/2035
GAF Energy LLC	Georgetown Property	Renewable energy	449,642	18%	$3,809	12%	$8.47	11/30/2033
(1) Average annualized base rent per square foot is calculated as the Annualized Base Rent divided by the leased rentable square feet.
(2) Represents the expiration date and does not take into account any tenant renewal or termination options.
(3) As of September 30, 2025, the leases with Amazon.com Services LLC represent approximately 70% of our portfolio Annualized Base Rent and the lease with Shoals Technologies Group, LLC represents approximately 18% of our portfolio Annualized Base Rent. The obligations of Amazon.com Services LLC under its leases with us are guaranteed by its parent, Amazon.com, Inc. (“Amazon”). The obligations of Shoals Technologies Group, LLC under its lease with us are guaranteed by its parent, Shoals Technologies Group, Inc. (“Shoals”). Both Amazon and Shoals are public companies that are subject to the filing requirements of the Securities and Exchange Act of 1934, as amended. Amazon and Shoals are required to file their audited financial statements in their Annual Reports on Form 10-K and their unaudited interim financial statements in their Quarterly Reports on Form 10-Q, which can be found on the SEC’s website at www.sec.gov. Reference to Amazon’s and Shoals’ filings with the SEC is solely for the information of investors. Amazon’s and Shoals’ filings with the SEC should not be considered a part of or as incorporated by reference in this Quarterly Report on Form 10-Q.

Portfolio Lease Expirations
The following table sets forth a schedule of expiring leases for our real estate portfolio by number of leases, Annualized Base Rent and rentable square feet as of September 30, 2025:

Year of Expiration (1)	Number of Leases Expiring	Annualized Base Rent (in thousands)	% of Portfolio Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
2025	—	—	—	—	—
2026	—	—	—	—	—
2027	—	—	—	—	—
2028	—	—	—	—	—
2029	—	—	—	—	—
2030	—	—	—	—	—
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	1	$3,809	12%	449,642	18%
2034	1	$11,130	34%	1,219,021	49%
Thereafter	2	$17,529	54%	840,794	33%
Total	4	$32,468	100%	2,509,457	100%
(1) Represents the expiration date and does not take into account any tenant renewal or termination options.
Results of Operations
From September 2, 2022 (the date of our formation) to March 18, 2024, our activity had been to prepare for our fundraising through our initial public offering of our common stock and we had not commenced principal operations. On March 20, 2024, we commenced principal operations with the acquisition of the Georgetown Property, which represented our initial real estate investment. We acquired two additional properties on August 14, 2024 and August 15, 2024, respectively. The operations from these two additional properties increased our operating activity for the three and nine months ended September 30, 2024 for the short period of ownership during the reporting period. Comparatively, we owned four real estate investments during the three and nine months ended September 30, 2025. As such, our operating results for the three and nine months ended September 30, 2024 reflected limited activity and were not indicative of our expected future operations. Consequently, comparisons of our results of operations for the three and nine months ended September 30, 2025 and 2024 may not provide meaningful insights for investors evaluating our business performance or financial condition going forward.

Comparison of the three months ended September 30, 2025 versus the three months ended September 30, 2024
The following table sets forth information regarding our consolidated results of operations for the three months ended September 30, 2025 and 2024 ($ in thousands):

	For the Three Months Ended		Change
	September 30, 2025	September 30, 2024	$
Revenues
Rental revenue	$9,216	$3,584	$5,632
Total Revenues	9,216	3,584	5,632

Expenses
Rental property operating expenses	1,120	431	689
General and administrative expenses	866	848	18
Management fee	92	—	92
Performance participation allocation	129	—	129
Depreciation and amortization	3,552	1,145	2,407
Total Expenses	5,759	2,424	3,335

Other Income (Expense)
Interest income	573	119	454
Interest expense	(4,466)	(1,135)	(3,331)
Total Other Income (Expense)	(3,893)	(1,016)	(2,877)
Net (Loss) Income	$(436)	$144	$(580)
Dividends to preferred stockholders	$(6)	$(6)	$—
Net (income)/ loss attributable to redeemable non-controlling interest	174	(143)	317
Net (loss) attributable to common stockholders	$(268)	$(5)	$(263)
Rental revenue
Rental revenue primarily consists of base rent from tenant leases at our properties.
For the three months ended September 30, 2025 and 2024, we earned $9.2 million and $3.6 million of rental income from our real estate investments, respectively. The $5.6 million increase in rental revenue was primarily due to the increase in the number of income-generating properties owned and the longer period of ownership of such properties during the three months ended September 30, 2025, as compared to the comparative period in 2024.
Rental property operating expenses
Rental property operating expenses consist of the costs of ownership and operation of our real estate investments. Rental property operating expenses include, among other expenses, insurance, utilities, real estate taxes and repair and maintenance expenses.
For the three months ended September 30, 2025 and 2024, rental property operating expenses were $1.1 million and $0.4 million, respectively. The $0.7 million increase in rental property operating expenses was primarily due to the increase in the number of properties owned and the longer period of ownership of such properties during the three months ended September 30, 2025, as compared to the comparative period in 2024.

General and administrative expenses
General and administrative expenses include but are not limited to corporate-level expenses such as audit fees, legal expenses, transfer agent expenses and fund administration expenses.
For the three months ended September 30, 2025 and 2024, general and administrative expenses were $0.9 million and $0.8 million, respectively. The $0.1 million increase was due to an increase in various corporate-level expenses during the three months ended September 30, 2025 as compared to the comparative period in 2024.
For a discussion of our Adviser’s support measures, see “—Liquidity and Capital Resources” below.
Management fees
Management fees are earned by our Adviser for providing services pursuant to the advisory agreement.
For the three months ended September 30, 2025, we incurred $92,000 of management fees. As the Adviser waived its management fee through September 30, 2024, no management fees were incurred for the three months ended September 30, 2024.
Performance participation allocation
The performance participation allocation relates to the Special Limited Partnership’s performance participation interest in the Operating Partnership that entitles the Special Limited Partner to receive an allocation from the Operating Partnership equal to 12.5% of the annual Total Return of the Operating Partnership, subject to a 5% annual Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined in the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement).
For the three months ended September 30, 2025, we accrued $0.1 million for the performance participation allocation. There was no performance participation allocation recorded for the three months ended September 30, 2024. The increase of $0.1 million in the performance participation allocation was primarily attributable to a higher number of outstanding Operating Partnership units subject to the performance participation allocation and a higher Total Return (as defined in the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement) for the three months ended September 30, 2025 as compared to the comparative period in 2024.
Depreciation and amortization
Depreciation and amortization expenses are primarily impacted by the fair values assigned to buildings and building improvements, land improvements, in-place lease intangibles and tenant origination costs as part of the initial purchase price allocation of our real estate investments as well as the depreciation of the right-of-use assets obtained under our finance lease.
For the three months ended September 30, 2025 and 2024, we recorded $3.6 million and $1.1 million in depreciation and amortization expenses, respectively. The $2.5 million increase in depreciation and amortization expenses was primarily due to the increase in the number of properties owned and the longer period of ownership of such properties during the three months ended September 30, 2025, as compared to the comparative period in 2024; these increases resulted in higher depreciation and amortization expenses associated with the acquired properties as compared to the comparative period in 2024.
Interest income
Interest income primarily consists of interest earned from a short-term investment account.
For the three months ended September 30, 2025 and 2024, we recorded $0.6 million and $0.1 million of interest income, respectively. The $0.5 million increase in interest income was primarily driven by the higher average short-term investment account balances during the three months ended September 30, 2025 as compared to the comparative period in 2024.
Interest expense
Interest expense primarily consists of interest on mortgage notes, including amortization of deferred financing costs, and interest on finance lease liabilities.

For the three months ended September 30, 2025, we recognized interest expense of $2.7 million related to our outstanding mortgage notes, which includes amortization of deferred financing costs of $22,000, and $1.7 million related to interest on our finance lease liabilities. For the three months ended September 30, 2024, we recognized interest expense of $1.1 million related to our outstanding mortgage notes, which includes amortization of deferred financing costs of $10,000. The $1.6 million increase in interest expense related to our mortgage notes was primarily attributable to a higher outstanding principal balance and such mortgage notes being outstanding for the full three months ended September 30, 2025, as compared to the comparative period in 2024. The $1.7 million increase in interest expense related to our finance lease liabilities was due to us not having any finance lease obligations during the three months ended September 30, 2024.
Net loss/income attributable to redeemable non-controlling interest
As of September 30, 2025 and 2024, the Operating Partnership had issued approximately 19.6 million Class E units to EQT Real Estate Holdings for aggregate consideration of $197.1 million. Class E units include an embedded redemption feature that is considered to be outside our sole control. As a result, we have classified the Class E units as redeemable non-controlling interest in mezzanine equity on our Consolidated Balance Sheets.
For the three months ended September 30, 2025, net loss attributable to redeemable non-controlling interest was $0.2 million. For the three months ended September 30, 2024, net income attributable to redeemable non-controlling interest was $0.1 million.
Comparison of the nine months ended September 30, 2025 versus the nine months ended September 30, 2024
The following table sets forth information regarding our consolidated results of operations for the nine months ended September 30, 2025 and 2024 ($ in thousands):

	For the Nine Months Ended		Change
	September 30, 2025	September 30, 2024	$
Revenues
Rental revenue	$27,628	$4,713	$22,915
Total Revenues	27,628	4,713	22,915

Expenses
Rental property operating expenses	3,349	491	2,858
General and administrative expenses	2,677	2,933	(256)
Organization expenses	—	1,187	(1,187)
Management fee	202	—	202
Performance participation allocation	344	—	344
Depreciation and amortization	10,646	1,654	8,992
Total Expenses	17,218	6,265	10,953

Other Income (Expense)
Interest income	1,427	137	1,290
Interest expense	(13,367)	(1,135)	(12,232)
Total Other Income (Expense)	(11,940)	(998)	(10,942)
Net Loss	$(1,530)	$(2,550)	$1,020
Dividends to preferred stockholders	$(17)	$(17)	$—
Net loss attributable to redeemable non-controlling interest	849	2,495	(1,646)
Net loss attributable to common stockholders	$(698)	$(72)	$(626)
Rental revenue
For the nine months ended September 30, 2025 and 2024, we earned $27.6 million and $4.7 million of rental income from our real estate investments, respectively. The $22.9 million increase in rental revenue was primarily due to the increase in the number of income-generating properties owned and the longer period of ownership of such properties during the nine months ended September 30, 2025, as compared to the comparative period in 2024.

Rental property operating expenses
For the nine months ended September 30, 2025 and 2024, rental property operating expenses were $3.3 million and $0.5 million, respectively. The $2.8 million increase in rental property operating expenses was primarily due to the increase in the number of properties owned and the longer period of ownership of such properties during the nine months ended September 30, 2025, as compared to the comparative period in 2024.
General and administrative and organization expenses
For the nine months ended September 30, 2025 and 2024, general and administrative expenses were $2.7 million and $2.9 million, respectively. The $0.2 million decrease was due to a one-time expense recognition upon us breaking escrow in the Offering during the nine months ended September 30, 2024, whereas the nine months ended September 30, 2025 reflect only normal, recurring general and administrative expenses. As a result, the nine months ended September 30, 2025 and 2024 are not directly comparable with respect to general and administrative expenses.
For the nine months ended September 30, 2025, we did not record any organization expenses and we do not expect to incur additional material organization expenses in the future as our formation is complete and we have commenced principal operations. For the nine months ended September 30, 2024, organization expenses were $1.2 million, which represented a one-time expense recognition upon us breaking escrow in the Offering. As a result, the nine months ended September 30, 2025 and 2024 are not directly comparable with respect to organizational expenses.
For a discussion of our Adviser’s support measures, see “—Liquidity and Capital Resources” below.
Management fees
For the nine months ended September 30, 2025, we incurred $0.2 million of management fees. As the Adviser waived its management fee through September 30, 2024, no management fees were incurred for the nine months ended September 30, 2024.
Performance participation allocation
For the nine months ended September 30, 2025, we accrued $0.3 million for the performance participation allocation. There was no performance participation allocation recorded for the nine months ended September 30, 2024. The increase of $0.3 million in the performance participation allocation was primarily attributable to a higher number of outstanding Operating Partnership units subject to the performance participation allocation and a higher Total Return (as defined in the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement) for the nine months ended September 30, 2025 as compared to the comparative period in 2024.
Depreciation and amortization
For the nine months ended September 30, 2025 and 2024, we recorded $10.6 million and $1.7 million in depreciation and amortization expenses, respectively. The $8.9 million increase in depreciation and amortization expenses was primarily due to the increase in the number of properties owned and the longer period of ownership of such properties during the nine months ended September 30, 2025, as compared to the comparative period in 2024; these increases resulted in higher depreciation and amortization expenses associated with the acquired properties as compared to the comparative period in 2024.
Interest income
For the nine months ended September 30, 2025 and 2024, we recorded $1.4 million and $0.1 million of interest income, respectively. The $1.3 million increase in interest income was primarily driven by the higher average short-term investment account balances during the nine months ended September 30, 2025 as compared to the comparative period in 2024.

Interest expense
For the nine months ended September 30, 2025, we recognized interest expense of $8.2 million related to our outstanding mortgage notes, which includes amortization of deferred financing costs of $67,000, and $5.2 million related to interest on our finance lease liabilities. For the nine months ended September 30, 2024, we recognized interest expense of $1.1 million related to our outstanding mortgage notes, which includes amortization of deferred financing costs of $10,000. The $7.1 million increase in interest expense related to our mortgage notes was primarily attributable to a higher outstanding principal balance and such mortgage notes being outstanding for the full nine months ended September 30, 2025, as compared to the comparative period in 2024. The $5.2 million increase in interest expense related to our finance lease liabilities was due to us not having any finance lease obligations during the nine months ended September 30, 2024.
Net loss attributable to redeemable non-controlling interest
As of September 30, 2025 and 2024, the Operating Partnership had issued approximately 19.6 million Class E units to EQT Real Estate Holdings for aggregate consideration of $197.1 million. Class E units include an embedded redemption feature that is considered to be outside our sole control. As a result, we have classified the Class E units as redeemable non-controlling interest in mezzanine equity on our Consolidated Balance Sheets.
For the nine months ended September 30, 2025 and 2024, net loss attributable to redeemable non-controlling interest was $0.8 million and $2.5 million, respectively.
Net Asset Value
The NAV for each class of shares is based on the net asset values of our investments (including real estate related securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including class-specific accruals, in all cases as described in our valuation guidelines.
Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by our Adviser and our independent valuation advisor in connection with estimating the fair values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (i) determines that such changes are likely to result in a more accurate reflection of our NAV or a more efficient or less costly procedure for the determination of our NAV without having a material adverse effect on the accuracy of such determination or (ii) otherwise reasonably believes a change is appropriate for the determination of our NAV.
The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with U.S. generally accepted accounting principles (“GAAP”). To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements. Our Adviser will utilize independent third parties to calculate the fair value of our real estate properties. We expect our Adviser to calculate the fair value of our other assets and liabilities, though our Adviser may retain additional third parties to assist with our valuations of certain investments.
Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While our independent valuation advisor is responsible for providing monthly restricted appraisal reports of our real estate properties and reviews of third-party appraisals, our independent valuation advisor is not responsible for, nor does it prepare or calculate, our monthly NAV. Our Adviser is ultimately responsible for the determination of our monthly NAV. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate our NAV in a certain way. As a result, other public non-traded REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.
Our NAV per share for each class of shares will be calculated monthly by State Street Bank and Trust Company based on information obtained from our independent valuation advisor, third-party real property appraisals and other information provided by our Adviser, and such calculation will be reviewed and confirmed by our Adviser.

The following valuation methods are used for purposes of calculating the significant components of our NAV.
Consolidated Properties - For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or a business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations. As such, the initial value of acquisitions that qualify as asset acquisitions will include transaction costs. Each property will then be valued by an independent third-party appraisal firm within the first three full months after acquisition and no less frequently than annually thereafter. Additionally, each month after the initial third-party appraisal, our independent valuation advisor will provide a restricted appraisal report for any real property that was not the subject of a third-party appraisal report during that month. All appraisals are reviewed by our Adviser, and our independent valuation advisor will review and provide an opinion as to the reasonableness of each appraisal report from a third-party appraisal firm. The primary methodology used to value properties is the income approach (discounted cash flow analysis), whereby a property’s value is calculated by determining the present value of an asset’s stream of future cash flows. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and cost approaches.
Unconsolidated Properties Held Through Joint Ventures - Unconsolidated properties held through joint ventures generally will be valued in a manner and frequency that is consistent with the method described above and in our valuation guidelines for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and our Adviser determines the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Adviser, which would be a percentage of the joint venture’s NAV.
Valuation of Real Estate Related Securities - In general, real estate related securities will be valued by our Adviser based on market quotations or at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.
Market quotations may be obtained from third-party pricing service providers or, if not available from third-party pricing service providers, broker-dealers for certain of our real estate related securities. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly traded securities, such as warrants) will be valued at the closing price of such securities in the principal market in which the security trades as of the date of the valuation.
If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by our Adviser. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).
The initial value of preferred equity investments and non-controlling investments in private companies will generally be the acquisition price of such investment. Each such investment will then be valued by our Adviser within the first three full months after we make such investment and no less frequently than quarterly thereafter. Our Adviser may utilize generally accepted valuation methodologies, which may include, but are not limited to, the market approach, cost approach and income approach, to value such preferred equity investments or non-controlling investments in private companies. These methodologies generally include inputs such as the multiples of comparable companies, the value and performance of underlying assets, select financial statement metrics, the stock price of the investment, volatility, strike price, risk-free interest rate, dividend yield and expected term, as applicable. For each month that our Adviser does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. The valuation of our real estate related securities will not be reviewed or appraised by our independent valuation advisor.

Liabilities - We will generally include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include fees payable to our Adviser and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, operating expenses, property-level mortgages, interest rate hedges, any portfolio-level credit facilities and other liabilities. All liabilities will be valued by our Adviser using widely accepted methodologies specific to each type of liability. Our debt will typically be valued at fair value in accordance with GAAP, net of deferred financing costs. Liabilities related to distribution fees, management fees payable to our Adviser and any performance participation allocation to the Special Limited Partner will accrue to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our Adviser’s valuation of our liabilities and each investment’s liabilities, including any third-party incentive fee payments or investment-level debt, deal terms and structure will not be reviewed or appraised by our independent valuation advisor.
Our Adviser has agreed to several support measures. For purposes of calculating our NAV, the organization and offering expenses advanced, waived or paid by our Adviser will not be recognized as expenses or as a component of equity and reflected in our NAV until we pay our Adviser for these costs. In addition, the general and administrative expenses paid by the Adviser through the earlier of (i) the first date that the aggregate NAV of our outstanding shares of common stock, along with the Operating Partnership units held by parties other than us, reaches $1.0 billion and (ii) March 19, 2026, which is the second anniversary of the date on which we broke escrow in our public offering, are not recognized as expenses or as a component of equity and are not reflected in our NAV until we reimburse the Adviser for these expenses.
Under GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, in keeping with standard industry practice, we do not deduct the liability for estimated future distribution fees in our calculation of NAV, which fees are not payable under certain circumstances such as in the event of our liquidation.
NAV and NAV Per Share Calculation
Each month, before taking into consideration accrued dividends or other class-specific accruals, any change in the aggregate NAV (the “Aggregate Fund NAV”) of our outstanding shares of each class of common stock, along with the Operating Partnership units held by parties other than us, will be allocated among each class of common stock and Operating Partnership unit held by parties other than us based on each such class’s relative percentage of the previous month’s NAV, adjusted for issuances, including issuances under our distribution reinvestment plan, repurchases and vesting of prior restricted shares and units during such month. Changes in our monthly Aggregate Fund NAV include, without limitation, accruals of our net portfolio income, interest expense, unrealized/realized gains and losses on assets, any applicable organization and offering costs, expense reimbursements and any non-class-specific accruals. Changes in our monthly Aggregate Fund NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, our Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, our Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

Following the allocation of the changes in our Aggregate Fund NAV as described above, the NAV for each class of common stock and Operating Partnership unit held by parties other than us is adjusted for additional issuances, repurchases and vesting of our shares and units, class-specific accruals for distributions, ongoing distribution fees, management fees payable to our Adviser, and any performance participation allocation to the Special Limited Partner to determine the monthly NAV for each class. These accruals are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. These class-specific accruals will impact the distributions and/or NAV of a share class. We normally expect that the accrual of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to certain classes of shares. In other words, the per share amount of distributions on Class T, Class S and Class D shares generally differs from other classes of shares because of class-specific distribution fees that are deducted from the gross distributions of Class T, Class S and Class D shares. Specifically, we expect distributions on Class T and Class S shares will be lower than Class D shares and distributions on Class D shares will be lower than Class A-I, Class A-II, Class I and Class E shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the class-specific accruals of distribution fees with respect to such period, then pursuant to our valuation guidelines, the class-specific accruals of distribution fees may lower the NAV per share of a share class. With respect to class-specific accruals of the management fee, we expect these accruals will normally result in a higher NAV per share for Class A-I, Class A-II and Class E shares than those of other share classes. With respect to class-specific accruals of the performance participation allocation, we expect these accruals will normally result in a higher NAV per share for Class E shares than those of other share classes. When the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV are also different for each class. Because the purchase price of shares in our primary offerings is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class. At the close of business of each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of such class.
The NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month. Restricted Class E shares that remain unvested at the end of the month are excluded from the NAV per share calculation.
Our valuation guidelines include the following methodology to determine the monthly NAV of our Operating Partnership and its units. Our Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding share class. Classes of units of our Operating Partnership that do not correspond to a class of our shares will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.
For more information regarding the calculation of our NAV per share of each class and how our properties and real estate related securities will be valued, see the “Net Asset Value Calculation and Valuation Guidelines” section in our prospectus, as amended and supplemented.

September 30, 2025 NAV
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of September 30, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares/units in thousands):

Components of NAV	September 30, 2025
Investments in real estate at fair value	$411,800
Cash and cash equivalents	57,969
Restricted cash	5,596
Other assets	1,091
Mortgage notes at fair value, net of deferred financing costs	(194,756)
Other liabilities	(3,416)
Management fee payable	(33)
Accrued performance participation allocation	(344)
Preferred stock	(226)
Net asset value	$277,681
Number of outstanding shares/units	24,795
The following table sets forth our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$5,039	$29,086	$19,735	$1,123	$222,698	$277,681
Number of outstanding shares/units	468	2,739	1,861	99	19,628	24,795
NAV per share/unit as of September 30, 2025	$10.77	$10.62	$10.60	$11.35	$11.35
The valuation of our investments in real estate as of September 30, 2025 was provided by our independent valuation advisor. The weighted averages for certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table:

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.45%	5.94%
A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.99%
(weighted average)	0.25% increase	(1.89)%
Exit Capitalization Rate	0.25% decrease	2.57%
(weighted average)	0.25% increase	(2.33)%

The following table reconciles equity and redeemable non-controlling interest per our Consolidated Balance Sheets as of September 30, 2025 to our NAV ($ in thousands):

Reconciliation of Equity and Redeemable Non-controlling Interest to NAV	September 30, 2025
Total equity under GAAP	$3,560
Redeemable non-controlling interest	222,698
Total equity and redeemable non-controlling interest under GAAP	226,258
Adjustments:
Preferred stock and accumulated dividends	(226)
Organization, offering and operating expenses	13,498
Straight-line rent receivable	(6,729)
Accumulated depreciation and amortization	13,522
Unrealized real estate and borrowings appreciation, net	35,487
Finance lease-related assets and liabilities	(4,129)
NAV	$277,681
The following describes the adjustments to reconcile GAAP equity and redeemable non-controlling interest per our Consolidated Balance Sheet to our NAV:
●    The Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and the distribution fees) through March 19, 2026, the second anniversary of the date on which we broke escrow for the Offering. We will reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 19, 2026. For purposes of calculating our NAV, the organization and offering expenses advanced, waived or paid by our Adviser will not be recognized as expenses or as a component of equity and are not reflected in our NAV until we pay our Adviser for these costs. Our Adviser will advance on our behalf certain of our general and administrative expenses through the earlier of (i) the first date that the aggregate NAV of our outstanding shares of common stock, along with the Operating Partnership units held by parties other than us, reaches $1.0 billion and (ii) March 19, 2026, the second anniversary of the date on which we broke escrow for the Offering, at which point we will reimburse our Adviser for all such advanced expenses ratably over the 60 months following such date. These advanced general and administrative expenses are not recognized as expenses or as a component of equity and are not reflected in our NAV until we reimburse the Adviser for these expenses.
●    We record straight-line rent in accordance with GAAP. Any resulting straight-line rent receivable or liability is excluded for purposes of determining our NAV.
●    In accordance with GAAP, we depreciate our investments in real estate and amortize certain other assets and liabilities. Such depreciation and amortization is not recorded for purposes of determining our NAV.
●    Our investments in real estate are presented at historical cost in our GAAP consolidated financial statements. Additionally, our mortgage notes are presented at their carrying values in our consolidated financial statements. As such, any changes in the fair market values of our investments in real estate or our mortgage notes are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and mortgage notes are recorded at fair value.
●    In accordance with GAAP, we recognize right-of-use assets and corresponding lease liabilities for finance leases on our Consolidated Balance Sheet. Such assets and liabilities are not recorded for purposes of determining our NAV.

Liquidity and Capital Resources
Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating fees and expenses and to pay interest on our outstanding indebtedness. We anticipate our offering and operating fees and expenses will include, among other things, the management fee we pay to our Adviser, distribution fees we will pay to the Dealer Manager, legal, audit and valuation expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution expenses and fees related to acquiring, financing, appraising and managing our properties. In addition, the Operating Partnership will make distributions on the performance participation allocation to the Special Limited Partner. We do not have any office or personnel expenses as we do not have any employees. We will reimburse our Adviser for certain out-of-pocket expenses it incurs in connection with our operations.
Our Adviser has agreed to several support measures. Our Adviser agreed to waive its management fee for the first six full calendar months following March 19, 2024, the date on which we broke escrow for the Offering. We commenced accruing the management fee on October 1, 2024. Our Adviser has also agreed to advance all of our organization and offering expenses on our behalf (excluding upfront selling commissions, dealer manager fees and the distribution fees) through March 19, 2026, the second anniversary of the date on which we broke escrow for the Offering. We will reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 19, 2026.
In addition, our Adviser will advance on our behalf certain of our general and administrative expenses through the earlier of (a) the first date that the aggregate NAV of our outstanding shares of common stock, along with Operating Partnership units held by parties other than us, reaches $1.0 billion and (b) March 19, 2026, the second anniversary of the date on which we broke escrow in our public offering, at which point we will reimburse our Adviser for all such advanced expenses ratably over the 60 months following such date.
As of September 30, 2025, we had accrued approximately $7.8 million of organization and offering expenses and $5.7 million of general and administrative related costs that are payable to the Adviser, and that are included in Due to affiliates on our Consolidated Balance Sheets as of September 30, 2025.
As of December 31, 2024, we had accrued approximately $7.1 million of organization and offering expenses and $3.4 million of general and administrative related costs that are payable to the Adviser, and that are included in Due to affiliates on our Consolidated Balance Sheets as of December 31, 2024.
EQT Real Estate Holdings has committed to purchase a total of $200 million in Class E shares of our common stock or Class E units of our Operating Partnership, or a combination thereof (the “Sponsor Committed Amount”); provided that EQT Real Estate Holdings may invest a smaller amount to the extent the reduction is offset by an investment by other affiliates of the Sponsor or their officers and employees. As of November 13, 2025, EQT Real Estate Holdings had purchased approximately 19.6 million Class E units of the Operating Partnership for an aggregate purchase price of $197.1 million as part of the Sponsor Committed Amount.
Class E shares and Class E units are only available for purchase in private transactions by (i) the Adviser, the Sponsor and their affiliates, (ii) employees of the Adviser, the Sponsor and their affiliates and (iii) our officers and directors. The Class E shares and Class E units are not subject to any upfront selling commissions, dealer manager fees, distribution fees, management fees payable to our Adviser or the performance participation allocation to the Special Limited Partner.
As of September 30, 2025, we had received cumulative net proceeds from our public and private offerings of approximately $51.4 million from the sale of approximately 5.0 million shares of our common stock, excluding proceeds from shares issued under distribution reinvestment plan. We intend to continue selling shares of our common stock on a monthly basis through our continuous public offering and our private offerings. If we are unable to raise substantial funds in our offerings, we will be limited in the number and type of investments we make, and the value of an investment in us will be dependent on the performance of the specific assets we acquire. We will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

No new mortgage indebtedness was incurred during the nine months ended September 30, 2025. During the year ended December 31, 2024, in connection with our real estate acquisitions, we incurred mortgage indebtedness in an aggregate principal amount of approximately $194.9 million. These mortgage notes are secured by our real estate investments and bear interest at fixed rates ranging from 5.35% to 5.75%. The notes have maturity dates ranging from March 1, 2032 to September 1, 2034. We intend to meet our obligations related to these mortgage notes through a combination of cash flows generated by our operations, proceeds from property dispositions, and refinancing activities as appropriate. We evaluate our debt obligations to optimize our capital structure and reduce the cost of capital. As of September 30, 2025, we are in compliance with all covenants related to our mortgage notes, including net worth and liquidity, among others. We believe that our existing cash balance, cash flows from operations and cash flows from financing activities are sufficient to meet our debt service obligations and other liquidity needs in the foreseeable future.
The following table details the mortgage notes as of September 30, 2025 and December 31, 2024 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Interest Rate	Maturity Date	September 30, 2025	December 31, 2024
Fixed rate mortgage notes
Middletown Mortgage Loan (1)	5.35%	March 1, 2032	$85,250	$85,250
State Farm Portfolio Mortgage Loan (2)	5.75%	September 1, 2034	109,600	109,600
Total loans secured by real estate			194,850	194,850
Deferred financing costs, net			(873)	(940)
Mortgage notes, net			$193,977	$193,910
(1) The Middletown Mortgage Loan is secured by the Middletown Property.
(2) The State Farm Portfolio Mortgage Loan is secured by the Georgetown Property, the Nashville Property and the Washington Property.
As of September 30, 2025, our leverage ratio was 32%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value or cost) plus the equity in our real estate related securities portfolio. There is, however, no limit on the amount we may borrow with respect to any individual property or portfolio. Our target leverage ratio after our ramp-up period is approximately 50% to 60%. We will consider our ramp-up period to end after we have raised substantial offering proceeds and acquired a broad portfolio of equity real estate investments. Prior to that time, we will balance the goal of achieving our target leverage ratio with the goal of carefully evaluating and selecting investment opportunities to maximize risk-adjusted returns. We cannot predict how long our ramp-up period will last and cannot provide assurances that we will be able to raise substantial offering proceeds.
We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2024. In order to qualify and maintain our qualification as a REIT, we are required to, among other things, distribute as dividends at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders and meet certain tests regarding the nature of our income and assets. No assurances can be provided regarding our qualification as a REIT.
Over time, we generally intend to fund our cash needs for items other than asset acquisitions from operations. We expect our cash needs for acquisitions will be funded primarily from the sale of shares of our common stock and units of the Operating Partnership and through the assumption or incurrence of debt. We may also fund repurchase requests under our share repurchase plan from sources other than cash flow from operations, including, without limitation, the sale or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
For the nine months ended September 30, 2025, we fulfilled $40,000 of repurchase requests pursuant to our share repurchase plan, which represented all repurchase requests received for the nine months ended September 30, 2025.

Although we have not received any commitments from lenders to fund a line of credit to date, we may decide to obtain a line of credit to fund acquisitions, to repurchase shares pursuant to our share repurchase plan and for any other corporate purpose. If we decide to obtain a line of credit, we would expect that it would afford us borrowing availability to fund repurchases. As our assets increase, however, it may not be commercially feasible or we may not be able to secure an adequate line of credit to fund share repurchases. Moreover, actual availability may be reduced at any given time if we use borrowings under the line of credit to fund share repurchases or for other corporate purposes.
Other potential future sources of capital include proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.
We continue to believe that our current liquidity position is sufficient to meet the needs of our business.
Distributions
Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform.
Beginning in April 2024, we have declared monthly distributions for each outstanding class of our common stock with a record date as of the close of business as of the last calendar day of each month. Such distributions are generally paid 10 days after month-end. The following table summarizes each record date for distributions and the distributions declared per share for each outstanding class of our common stock as of September 30, 2025.
As of September 30, 2025, we did not have any outstanding shares of Class T, Class S or Class D common stock.

Record Date	Class I shares	Class A-I shares	Class A-II shares	Class E shares
April 30, 2024	$—	$—	$—	$0.03724
May 31, 2024	—	—	—	0.03750
June 30, 2024	—	—	—	0.03761
July 31, 2024	—	—	—	0.03769
August 31, 2024	—	—	—	0.03784
September 30, 2024	0.03769	—	—	0.03769
October 31, 2024	0.03769	0.03769	—	0.03769
November 30, 2024	0.03769	0.03769	—	0.03769
December 31, 2024	0.03769	0.03769	—	0.03769
January 31, 2025	0.03769	0.03769	—	0.03769
February 28, 2025	0.03769	0.03769	0.03769	0.03769
March 31, 2025	0.03769	0.03769	0.03769	0.03769
April 30, 2025	0.03769	0.03769	0.03769	0.03769
May 31, 2025	0.04326	0.04326	0.04326	0.04326
June 30, 2025	0.04326	0.04326	0.04326	0.04326
July 31, 2025	0.04326	0.04326	0.04326	0.04326
August 31, 2025	0.04326	0.04326	0.04326	0.04326
September 30, 2025	0.04326	0.04326	0.04326	0.04326
Total	$0.51782	$0.48013	$0.32937	$0.70570

The following tables summarize distributions paid on our shares of common stock, shares of Class A preferred stock and Class E units of our Operating Partnership held by an affiliate of our Sponsor during the nine months ended September 30, 2025 and the year ended December 31, 2024 ($ in thousands).

	Nine Months Ended September 30, 2025
	Amount	Percentage
Distributions
Paid in cash	$7,330	87.0%
Reinvested in shares	1,091	12.9%
Dividends to preferred stockholders	11	0.1%
Total distributions	$8,432	100.0%

Source of Distributions
Paid from cash flow from current period operating activities	$8,432	100.0%
Total source of distributions	$8,432	100.0%

Net cash provided by operating activities	$10,750

	Year Ended December 31, 2024
	Amount	Percentage
Distributions
Paid in cash	$3,797	98.1%
Reinvested in shares	49	1.3%
Dividends to preferred stockholders	22	0.6%
Total distributions	$3,868	100.0%

Source of Distributions
Paid from cash flow from current period operating activities	$3,868	100.0%
Total source of distributions	$3,868	100.0%

Net cash provided by operating activities	$3,868
For the nine months ended September 30, 2025, our net loss was $1.5 million. For the year ended December 31, 2024, our net loss was $3.0 million.
In addition to the distributions paid during the nine months ended September 30, 2025 as shown in the table above, we declared a distribution of $0.04326 per share for each outstanding class of our common stock and $0.04326 per unit for Class E units of our Operating Partnership as of the close of business on September 30, 2025. These distributions were paid on October 10, 2025 and were paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Such amounts are recorded in accounts payable and accrued expenses on the Consolidated Balance Sheets as of September 30, 2025.

Fees and Expenses Payable to Our Adviser and its Affiliates

The tables below provide information regarding fees and expenses payable to our Adviser and its affiliates in connection with our offerings and our operations. The tables include amounts incurred for the nine months ended September 30, 2025 and the year ended December 31, 2024 and related amounts payable as of September 30, 2025 and December 31, 2024 ($ in thousands).

	Nine Months Ended September 30, 2025	As of September 30, 2025
Form of Compensation	Incurred	Payable
Offering
Advanced organization and offering expenses (1)	$652	$7,770
Operational
Advanced general and administrative expenses (2)	2,310	5,728
Property management fee	229	25
Management fee	202	33
Performance participation allocation	344	344
Total	$3,737	$13,900

	Year Ended December 31, 2024	As of December 31, 2024
Form of Compensation	Incurred	Payable
Offering
Advanced organization and offering expenses (1)	$7,118	$7,118
Operational
Advanced general and administrative expenses (2)	3,418	3,418
Acquisition related (3)	8,048	—
Property management fee	109	26
Management fee	15	8
Performance participation allocation	71	71
	$18,779	$10,641

(1) Our Adviser has agreed to advance all of our organization and offering expenses on our behalf (excluding upfront selling commissions, dealer manager fees and the distribution fees) through March 19, 2026, the second anniversary of the date on which we broke escrow for the Offering. We will reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 19, 2026.

(2) Our Adviser will advance on our behalf certain of our general and administrative expenses through the earlier of (i) the first date that the aggregate NAV of our outstanding shares of common stock, along with the Operating Partnership units held by parties other than us, reaches $1.0 billion and (ii) March 19, 2026, the second anniversary of the date on which we broke escrow for the Offering, at which point we will reimburse our Adviser for all such advanced expenses ratably over the 60 months following such date.

(3)In connection with our acquisitions of four real estate investments during the year ended December 31, 2024, our Adviser initially entered into the purchase and sale agreements for each property and funded the related deposits under the purchase and sale agreements. Our Adviser later assigned the purchase and sale agreements to us, and we repaid our Adviser for the deposits under the agreements, which totaled $7.8 million in the aggregate. In connection with these four acquisitions, our Adviser also advanced $0.2 million of closing costs on our behalf, which we repaid to our Adviser upon assignment of the respective purchase and sale agreement to us.

We do not reimburse our Adviser or its affiliates for the salaries or benefits of our named executive officers.

Cash Flows
The following table provides a breakdown of the net change in our cash, cash equivalents and restricted cash ($ in thousands).

Nine Months Ended September 30, 2025
Cash flows provided by operating activities	$10,750
Cash flows used in investing activities	(7,365)
Cash flows provided by financing activities	27,722
Net increase in cash, cash equivalents and restricted cash	$31,107
Cash flows provided by operating activities were $10.8 million and were primarily attributable to rental payments received from our real estate investments during the nine months ended September 30, 2025.
Cash flows used in investing activities were $7.4 million and were primarily attributable to capital expenditures for construction in progress during the nine months ended September 30, 2025.
Cash flows provided by financing activities related to the sale of $35.1 million of common stock during the nine months ended September 30, 2025, partially offset by a total of $7.3 million of distribution payments made on preferred stock, common stock and Class E units of our Operating Partnership and a total of $40,000 in repurchases of common stock during the nine months ended September 30, 2025.
Contractual Obligations and Commitments
The following table aggregates our contractual obligations and commitments with payments due subsequent to September 30, 2025 ($ in thousands).

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Advanced general and administrative expenses(1)	$5,728	$573	$2,291	$2,291	$573
Advanced organization and offering expenses(1)	7,770	777	3,108	3,108	777
Mortgage indebtedness (2)	281,214	10,863	21,726	21,726	226,899
Ground lease	506,564	4,880	9,759	11,040	480,885
Total	$801,276	$17,093	$36,884	$38,165	$709,134
(1) For the terms of reimbursement of advanced general and administrative expenses and organization and offering expenses, see above under “Fees and Expenses Payable to Our Adviser and its Affiliates.” For purposes of this table, we have assumed that advanced general and administrative expenses will be reimbursed ratably over the 60 months following March 19, 2026.
(2) Our mortgage indebtedness includes both principal and interest payments. Monthly payments are interest only during the respective terms of the mortgage loans.
Off-Balance Sheet Arrangements
As of September 30, 2025, we did not have any off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies and Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) involves significant judgments and assumptions about matters that are inherently uncertain. These judgments will affect our reported amounts and our disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. There have been no material changes to our Critical Accounting Policies described in our Annual Report.

Subsequent Events
Distributions
On October 31, 2025, we declared a distribution of $0.04326 per share for our Class E, Class I, Class A-I and Class A-II common stock and a distribution of $0.04326 per unit for the Class E units of the Operating Partnership for stockholders and unitholders, respectively, as of the close of business on October 31, 2025. These distributions were paid on November 10, 2025 and were paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.
Capital Raising
Below is a table summarizing capital raising activities in our primary offerings subsequent to September 30, 2025, through the date of this filing (in thousands, except share and per share data).

Trade Date	Share Class	Shares Issued	Aggregate Purchase Price	Price per Share
October 1, 2025	Class I	18,879	$203	$10.77
October 1, 2025	Class A-II (1)	252,946	$2,684	$10.61
November 3, 2025	Class I	22,284	$240	$10.77
November 3, 2025	Class A-II (1)	257,241	$2,727	$10.60
Below is a table summarizing shares issued pursuant to the distribution reinvestment plan that occurred subsequent to September 30, 2025, through the date of this filing (in thousands, except share and per share data).

Trade Date	Share Class	Shares Issued	Aggregate Purchase Price	Price per Share
October 10, 2025	Class I	1,017	$11	$10.77
October 10, 2025	Class E (2)	221	$3	$11.33
October 10, 2025	Class A-I (1)	10,157	$108	$10.62
October 10, 2025	Class A-II (1)	6,193	$66	$10.61
November 10, 2025	Class I	1,108	$12	$10.77
November 10, 2025	Class E (2)	222	$3	$11.35
November 10, 2025	Class A-I (1)	10,199	$108	$10.62
November 10, 2025	Class A-II (1)	7,210	$76	$10.60
(1) The offer and sale of Class A-I and Class A-II shares to accredited investors in private placements is exempt from the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”) by virtue of Section 4(a)(2) thereof and Rule 506(c) of Regulation D promulgated thereunder.
(2) The Class E shares were issued to our independent directors pursuant to our distribution reinvestment plan. These shares were issued in private transactions exempt from registration under Section 4(a)(2) of the Securities Act.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets.
All of our mortgage indebtedness as of September 30, 2025 was fixed rate debt. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt, unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate debt.

As of September 30, 2025, the fair value of our fixed rate debt was $195.6 million and the outstanding principal balance of our fixed rate debt was $194.9 million. The fair value of our fixed rate debt is estimated using a discounted cash flow analysis that considers the following factors: (1) differences between the contract rate and market rates as of the date of value, (2) the implied equity discount rate given the unleveraged discount rate and indicated leverage, and (3) impact of the debt from the perspective of market participants in the context of a sale of the property and concurrent transfer of the debt. As we expect to hold our fixed rate instruments to maturity (unless the property securing the debt is sold and the loan is repaid or assumed) and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.
Also, we may be exposed to both credit risk and market risk.
Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.
Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We will maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced.
Real estate property values are subject to volatility and may be adversely affected by a number of factors, including but not limited to national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes.
ITEM 4. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this Quarterly Report on Form 10-Q was made under the supervision and with the participation of our management, including our Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”). Based upon this evaluation, our PEO and PFO have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our PEO and PFO, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Controls over Financial Reporting
There have been no changes in our “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PART II. OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS
From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of September 30, 2025, we were not involved in any material legal proceedings.

ITEM 1A. RISK FACTORS
There have been no material changes to the risk factors previously disclosed under Part I, Item 1A, “Risk Factors” in our Annual Report.
You should carefully consider the risk factors set forth in the Annual Report and the other information set forth elsewhere in this Quarterly Report on Form 10-Q. You should be aware that these risk factors and other information may not describe every risk facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or results of operations.
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
Unregistered Sales of Equity Securities
All sales of unregistered securities during the three and nine months ended September 30, 2025 were previously reported.
Use of Proceeds
On August 1, 2023, our Registration Statement on Form S-11 (File No. 333-273163) with respect to the Offering was declared effective under the Securities Act. We commenced the Offering on August 1, 2023 upon retaining the Dealer Manager, an affiliate of our Adviser, as the dealer manager for the Offering. We are offering on a continuous basis up to $5.00 billion in shares of common stock, consisting of up to $4.00 billion in shares in our primary offering and up to $1.00 billion in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. Each class of shares is sold at the then-current transaction price, which will generally be the prior month’s NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees.
The terms of the Offering required us to hold investors’ funds from the Offering in an interest-bearing escrow account until we received purchase orders for at least $25.0 million of our common stock or units of the Operating Partnership in the Offering or in separate private transactions (including purchase orders by the Adviser, the Sponsor, their affiliates and our directors and officers, which purchases were not limited in amount) and our board of directors authorized the release of funds in the escrow account to us. On March 19, 2024, the Operating Partnership issued 6,220,000 Class E units to EQT Real Estate Holdings, an affiliate of our Sponsor, for an aggregate purchase price of $62.2 million, or $10.00 per unit. As such, as of March 19, 2024, we satisfied the minimum offering requirement for all jurisdictions other than Pennsylvania and our board of directors authorized us to break escrow in the Offering. As of August 14, 2024, we also satisfied the minimum offering requirement for Pennsylvania.
Through September 30, 2025, we had sold the following shares of common stock and raised the following proceeds in connection with our Offering (in thousands, except share data):

	Shares	Proceeds
Primary Offering
Class I Shares	464,598	$4,875
Distribution Reinvestment Plan
Class I Shares	7,030	75
Total	471,628	$4,950
No upfront selling commissions, dealer manager fees or distribution fees are paid with respect to purchases of Class I shares. As of September 30, 2025, we have not sold any Class T, Class S or Class D shares in the Offering. We intend to offer and sell shares in our public offering on a monthly basis.
From the commencement of our Offering through September 30, 2025, we incurred $7.3 million of organization and offering expenses related to the Offering. Our Adviser agreed to advance all of our organization and offering expenses on our behalf (excluding upfront selling commissions, dealer manager fees and distribution fees) through March 19, 2026, the second anniversary of the date on which we broke escrow for the Offering. We will reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 19, 2026.
As of September 30, 2025, we have primarily used the net proceeds from unregistered sales of Class E units of the Operating Partnership, the net proceeds from unregistered sales of Class A-I and A-II shares of our common stock, the net proceeds from the Offering and debt financings to acquire $374.5 million of real estate investments. During the three and nine months ended September 30, 2025, we did not acquire any real estate investments.

Share Repurchases
We have adopted a share repurchase plan whereby, on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, and subject to a number of limitations in the share repurchase plan. As a result, share repurchases may not be available each month. The aggregate NAV of total repurchases of Class A-I, Class A-II, Class T, Class S, Class D, Class I and Class E shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock, if any, but excluding any Early Repurchase Deduction (as defined below) applicable to the repurchased shares) is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months). In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.
EQT Real Estate Holdings and affiliates of our Sponsor and their officers and employees purchasing Class E shares and Class E units in satisfaction of the Sponsor Committed Amount must agree to hold all such shares and units they acquire until the earlier of (i) the first date that the aggregate NAV of our outstanding shares of common stock, along with Operating Partnership units held by parties other than us, reaches $1.0 billion and (ii) March 19, 2027, which is three years from the date of the initial investment by EQT Real Estate Holdings. Following such date, holders of Class E shares and Class E units purchased in connection with the Sponsor Committed Amount may request that we repurchase such Class E shares or Class E units; provided, that (1) we will only process repurchases of such Class E shares or Class E units for cash after all other stockholder repurchase requests have been processed, (2) such repurchases of Class E shares for cash will be subject to the 2% monthly and 5% quarterly limitations on repurchases and (3) upon a repurchase request, the Operating Partnership will repurchase Class E units for Class E shares or cash (at the holder’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the partnership agreement of the Operating Partnership, in which case such Class E units will be repurchased for an amount of Class E shares with an aggregate NAV equivalent to the aggregate NAV of such Class E units; provided further, that repurchases of Class E units for cash will be subject to the 2% monthly and 5% quarterly limitations on repurchases in the share repurchase plan treating all outstanding Operating Partnership units held by persons other than us as having been exchanged for our shares as of the respective monthly and quarterly measurement dates for calculation of the 2% monthly and 5% quarterly limitations under the repurchase plan. For the avoidance of doubt, repurchases of Class E units for Class E shares will not be subject to the requirement that all other stockholder repurchase requests under the share repurchase plan have been processed and will not be subject to the 2% monthly and 5% quarterly limitations on repurchases. Repurchases of Class E shares and Class E units acquired in connection with the Sponsor Committed Amount will not be subject to the Early Repurchase Deduction.
Shares held by our Adviser acquired as payment of our Adviser’s management fee will not be subject to the share repurchase plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of our aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases. Notwithstanding the foregoing, we have adopted a policy that requires the affiliated-transactions committee of our board of directors to approve any repurchase request of our Adviser for Class E shares received as payment for the management fee that, when combined with any stockholder repurchase requests submitted through the share repurchase plan, would cause us to exceed the 2% monthly or 5% quarterly repurchase limitations of the share repurchase plan. Such approval must find that the repurchase will not impair our capital or operations and is consistent with the fiduciary duties of our independent directors.
In addition, holders of Class E units issued in connection with distributions on the performance participation interest may request the Operating Partnership repurchase such Class E units for Class E shares or cash (at the holder’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the partnership agreement of the Operating Partnership, in which case such Class E units will be repurchased for an amount of Class E shares with an aggregate NAV equivalent to the aggregate NAV of such Class E units; provided further, that repurchases of Class E units for cash will be subject to the 2% monthly and 5% quarterly limitations on repurchases in the share repurchase plan treating all outstanding Operating Partnership units held by persons other than us as having been exchanged for our shares as of the respective monthly and quarterly measurement dates for calculation of the 2% monthly and 5% quarterly limitations under the share repurchase plan. In addition, any repurchases of Class E units in respect of distributions on the performance participation interest will not be subject to the Early Repurchase Deduction.

Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a “Repurchase Date”). Shares are repurchased at a price equal to the transaction price in effect on the applicable Repurchase Date, subject to any Early Repurchase Deduction. Shares that have not been outstanding for at least one year are repurchased at 98% of the transaction price (“Early Repurchase Deduction”). The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan nor will it apply in the following circumstances (subject to the conditions described in the share repurchase plan): repurchases resulting from death, qualifying disability or divorce; in the event that a stockholder’s shares are repurchased because the stockholder has failed to maintain the $500 minimum account balance; or due to trade or operational error. To have your shares repurchased, your repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. Investors may withdraw their repurchase requests by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.
Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on our Company as a whole, or should we otherwise determine that investing our liquid assets in real estate or other investments rather than repurchasing our shares is in the best interests of our Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Our board of directors may make exceptions to, modify or suspend the share repurchase plan if it deems in its reasonable judgment such action to be in our best interest. Our board of directors will not terminate the share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests.
During the three months ended September 30, 2025, we repurchased shares of our common stock in the following amounts:

Month of:	Total Number of Shares Repurchased (1)	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Repurchases as a Percentage of NAV(2)	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased under the Plans or Programs (2)
July 2025	3,767	$10.53	3,767	0.09%	—
August 2025	—	—	—	—	—
September 2025	—	—	—	—	—
Total	3,767	$10.53	3,767	0.09%	—
(1) All shares repurchased were repurchased through our share repurchase plan and all repurchase requests for the three months ended September 30, 2025 were satisfied. We funded our repurchases with cash flow from operations.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all common stock outstanding, in each case, based on the NAV as of the last calendar day of the prior month.
ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None.
ITEM 4. MINE SAFETY DISCLOSURES
Not applicable.

ITEM 5. OTHER INFORMATION
(a) Unregistered Sales of Equity Securities
On November 10, 2025, we issued 221.522 shares of Class E common stock at a price per share of $11.35 to two of the Company’s independent directors, for an aggregate purchase price of approximately $2.51 thousand.The shares issued to the independent directors pursuant to the Company’s distribution reinvestment plan were issued in private transactions exempt from registration under Section 4(a)(2) of the Securities Act.
On November 10, 2025, we issued 10,198.567 shares of Class A-I common stock at a price per share of $10.62 for an aggregate purchase price of approximately $0.11 million and 7,210.482 shares of Class A-II common stock at a price per share of $10.60 for an aggregate purchase price of approximately $76.43 thousand.
The shares were issued pursuant to our distribution reinvestment plan to accredited investors in private placements. The offer and sale of the Class A-I and Class A-II shares are exempt from the registration provisions of the Securities Act, by virtue of Section 4(a)(2) thereof and Rule 506(c) of Regulation D promulgated thereunder. EQT Partners BD, LLC (the “Dealer Manager” ), an affiliate of our external advisor, serves as the dealer manager for our private offerings of Class A-I and Class A-II shares to accredited investors. Pursuant to the dealer manager agreement for the offerings, no fees, commissions or other compensation (other than the customary reimbursement of expenses and indemnification) are payable to the Dealer Manager.
(b) Not applicable.
(c) During the quarterly period ended September 30, 2025, none of our directors or officers (as defined in Rule 16a‑1(f) promulgated under the Exchange Act) adopted or terminated any “Rule 10b5‑1 trading arrangement” or any “non-Rule 10b5‑1 trading arrangement,” as each term is defined in Item 408 of Regulation S-K.
ITEM 6. EXHIBITS

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-11, Commission File No. 333-273163, filed July 7, 2023)
3.2	Articles of Amendment of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed March 25, 2024)
3.3	Articles Supplementary of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, filed March 25, 2024)
3.4	Amended and Restated Bylaws of the Company (incorporated by referenced to Exhibit 3.2 to the Company’s Form 10-Q, filed August 31, 2023)
4.1	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix A to the Company’s prospectus, filed April 21, 2025)
10.1	Second Renewal Agreement of Amended and Restated Advisory Agreement by and among the Company, EQT Exeter REIT Operating Partnership LP and EQT Real Estate, LLC, dated July 31, 2025
31.1	Certification of Principal Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Share Repurchase Plan, effective as of March 18, 2024 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K, filed March 25, 2024)
101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EQT EXETER REAL ESTATE INCOME TRUST, INC.
November 13, 2025	/s/ Ali Houshmand
Date	Ali Houshmand President, Portfolio Manager and Director (Principal Executive Officer)

November 13, 2025	/s/ J. Peter Lloyd
Date	J. Peter Lloyd Chief Financial Officer and Director (Principal Financial Officer)